EXHIBIT 2.1
EXECUTION COPY
KAZ, INC.
AGREEMENT AND PLAN OF MERGER
December 8, 2010

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ANNEXES
Annex A	List of Defined Terms

EXHIBITS

Exhibit A	Surviving Corporation’s Charter
Exhibit B	List of Surviving Corporation’s Officers
Exhibit C	Form of Escrow Agreement
Exhibit D	Escrow Fund Contributions
Exhibit E	Shareholder Support Agreement
Exhibit F	Form of Release Agreement

SCHEDULES

Schedule 3.1(a)	Bank Account for Expense Fund
Schedule 4.1	Existence; Good Standing; Authority
Schedule 4.2	Capitalization
Schedule 4.3(a)	Subsidiaries
Schedule 4.3(b)	Foreign Qualifications of Subsidiaries
Schedule 4.3(c)	Subsidiary Agreements
Schedule 4.4	No Conflicts; Consents
Schedule 4.5(a)	Audited Financial Statements
Schedule 4.5(b)	Interim Financial Statements
Schedule 4.6	Absence of Certain Changes
Schedule 4.7	Litigation
Schedule 4.8	Taxes
Schedule 4.9(a)	Employee Benefit Plans
Schedule 4.9(f)	Effect of Transaction on Benefits
Schedule 4.9(h)	Foreign Plans
Schedule 4.10(a)	Owned and Leased Real Property
Schedule 4.10(b)	Encumbrances
Schedule 4.11(a)	Labor and Employment Matters
Schedule 4.11(b)	Organized Labor Agreements
Schedule 4.12	Contracts and Commitments
Schedule 4.13(a)	Patents, Marks and Copyrights
Schedule 4.13(b)	Intellectual Property Encumbrances
Schedule 4.13(e)	Intellectual Property Licenses
Schedule 4.14	Environmental Matters
Schedule 4.15	Insurance
Schedule 4.16	No Brokers
Schedule 4.17	Compliance with Laws
Schedule 4.18	Licenses and Permits
Schedule 4.22	Related Party Transactions
Schedule 4.25	Change In Control
Schedule 5.1	Ownership
Schedule 6.2	Authorization
Schedule 6.3	No Conflicts; Consents

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Schedule 7.1	Conduct of Business
Schedule 8.7(a)	Continuing Employees
Schedule 8.7(b)	Continuing Employee Compensation
Schedule 8.8(c)(i)	Tax Refunds
Schedule 8.8(c)(ii)	Bank Account for Identified Tax Refunds
Schedule 8.15	Financial Statements
Schedule 8.16	Continuing Related Party Transactions
Schedule 9.2(g)	Required Consents
Schedule 12.5(dd)	Knowledge
Schedule 12.5(ccc)	Warrants

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of December 8, 2010, by and among Helen of Troy Texas Corporation, a Texas corporation (“Parent”), KI Acquisition Corp., a New York corporation (“Merger Sub”), Kaz, Inc., a New York corporation (the “Company”), Richard D. Katzman, solely in the capacity of the Shareholders’ Representative (the “Shareholders’ Representative”), solely for purposes of Article XII and Section 8.20, Helen of Troy Limited, a Bermuda company (the “Guarantor”) and, solely for purposes of those provisions enumerated on the signature pages hereto, those Persons identified as Principal Shareholders of the Company on the signature pages hereto (the “Principal Shareholders”).
     WHEREAS, Parent, Merger Sub and the Company wish to effect a business combination through a merger (the “Merger”) of Merger Sub with and into the Company on the terms and conditions set forth in this Agreement and in accordance with the Business Corporation Law of the State of New York, as amended (the “NYBCL”);
     WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of its shareholders;
     WHEREAS, the Boards of Directors of Parent and Merger Sub have unanimously determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of their respective shareholders, and Parent has approved this Agreement as the sole shareholder of Merger Sub;
     WHEREAS, as a condition of the willingness of Parent and Merger Sub to enter into this Agreement, the holders of a sufficient number of shares of the Company Capital Stock (as defined below) necessary to approve this Agreement and the transactions contemplated hereby, have entered into a Shareholder Support Agreement (as defined below) dated as of the date hereof, with Parent and Merger Sub, which provides, among other things, that, subject to the terms and conditions thereof, such shareholders will vote their shares of Company Capital Stock in favor of the Merger and the transactions contemplated hereby; and
     WHEREAS, Parent, Merger Sub, Principal Shareholders and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to set forth various conditions to the Merger;
     NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I — THE MERGER
          Section 1.1. The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of New York, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Section 1.3. The Merger shall have the effects specified in Section 906 of the NYBCL.
          Section 1.2. Effective Time. On the Closing Date, Merger Sub and the Company shall duly execute a certificate of merger (the “Certificate of Merger”) and file such Certificate of Merger with the New York State Department of State in accordance with Section 904 of the NYBCL. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of New York.
          Section 1.3. Certificate of Incorporation and By-Laws. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in Exhibit A attached hereto, until amended as provided therein or by applicable law. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided by the NYBCL, the terms of the certificate of incorporation of the Surviving Corporation and the terms of such by-laws. Notwithstanding the foregoing, the name of the Surviving Corporation shall be “Kaz, Inc.” and the certificate of incorporation of the Surviving Corporation shall so provide.
          Section 1.4. Closing. The closing of the Merger (the “Closing”) shall occur no later than the third Business Day after the conditions set forth in Section 9.1, 9.2 and 9.3 have been satisfied or waived (other than conditions required to be satisfied at the Closing); provided, however, that the Closing may occur on any other date agreed upon by the Company, Merger Sub and Parent. The date on which the Closing occurs pursuant to the foregoing sentence is referred to in this Agreement as the “Closing Date”. The Closing shall take place at the offices of Proskauer Rose LLP, 1585 Broadway, New York, NY 10036, or at such other place as agreed to by the Company, Merger Sub and Parent. “Business Day” means any day other than a Saturday, Sunday or day on which banking institutions are required or authorized by law to be closed in the City of New York.
          Section 1.5. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation will be as Exhibit B sets forth, and each of those Persons will serve in each office Exhibit B specifies for such Person, subject to the provisions of the certificate of incorporation and by-laws of the Surviving Corporation, until such Person’s successor is duly elected to, and, if necessary, qualified for, such office.
ARTICLE II — EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS
          Section 2.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders (each a “Shareholder” and collectively, the “Shareholders”) of any shares of capital stock of the Company (the “Company Capital Stock”) or any holders of any shares of capital stock of Merger Sub:

          (a) Each issued and outstanding share of capital stock of Merger Sub shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation following the Merger.
          (b) Each share of Company Capital Stock that is owned by the Company, Parent or Merger Sub shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.
          (c) Subject to the escrow requirements of Section 3.1(a), each issued and outstanding share of Common Stock other than shares to be cancelled in accordance with Section 2.1(b) and the Dissenting Shares, shall be converted into the right to receive that portion of the Merger Consideration equal to (i) the sum of (A) the Merger Consideration, (B) the Aggregate Option Exercise Price Proceeds and (C) the Aggregate Warrant Exercise Price Proceeds, divided by (ii) the Fully Diluted Common Stock Amount (the “Price Per Common Share”), net to the holder thereof in cash, payable to the holder thereof, without any interest thereon, upon surrender and exchange of the Certificate representing such share of Common Stock or the delivery of an affidavit as described in Section 3.1(h).
          (d) Subject to the escrow requirements of Section 3.1, each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled in accordance with Section 2.1(b) and the Dissenting Shares, shall be converted into the right to receive that portion of the Merger Consideration equal to the product of (i) the Price Per Common Share and (ii) the Preferred Converted Common Stock Amount, net to the holder thereof in cash, payable to the holder thereof, without any interest thereon, upon surrender and exchange of the Certificate representing such share of Series A Preferred Stock or the delivery of an affidavit as described in Section 3.1(h).
          (e) The “Merger Consideration” shall mean the amount equal to:
          (i) $260,000,000;
          (ii) plus the sum of (A) if the Estimated Working Capital Adjustment is a negative number, then the absolute value of such number and (B) if applicable, additional amounts payable pursuant to Section 8.11; and
          (iii) less the sum of (A) all Company Expenses outstanding as of the Closing, and (B) if the Estimated Working Capital Adjustment is a positive number, then the absolute value of such number.
          (f) All shares of Company Capital Stock, when converted as provided in Section 2.1(c) and 2.1(d), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate (“Certificate”) previously evidencing such shares shall thereafter represent only the right to receive that portion of the Merger Consideration applicable to the shares of Company Capital Stock underlying such Certificate. The holders of Certificates previously evidencing shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Capital Stock except as otherwise provided herein or by law and, upon the surrender of Certificates in accordance with the provisions of Section 3.1(c), shall only represent the right to receive the applicable Merger Consideration in exchange for their shares of Company Capital Stock.
          Section 2.2. Options, Warrants, Company DSUs and Related Matters.
          (a) Options. Each Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not exercisable at the Effective Time, in accordance with the terms of the Plan, and without the need for any action on the part of the holder thereof, shall, immediately prior to the Effective Time, be vested and cancelled and converted into the right to receive cash in accordance with this Section 2.2(a). As soon as reasonably practicable after, but in no event more than five Business Days after, the Effective Time. Parent shall cause the Surviving Corporation to pay to each holder of Options (each an “Optionholder” and collectively, the “Optionholders”), subject to the escrow requirements of Section 3.1(a) and the withholding requirements of this Agreement, an amount of cash for each share of Class C Common Stock then issuable upon exercise of such Options equal to the Price Per Common Share less the applicable exercise price per share of Class C Common Stock then issuable upon exercise of such Options. The aggregate amount of the exercise prices of all the Options as of the Effective Time (other than Options not entitled to Merger Consideration pursuant to the last sentence of this Section 2.2(a)) is referred to herein as the “Aggregate Option Exercise Price Proceeds”. The aggregate amount of cash paid to the Optionholders pursuant to this Section 2.2(a) is referred to herein as the “Total Option Proceeds”. Notwithstanding the foregoing, if the exercise price per share of Common Stock subject to any Option is equal to or greater than the Price Per Common Share, then the holder of such Option will not be entitled to any Merger Consideration in respect of such Option.
          (b) Warrants.
          (i) Centre Capital Investors III, L.P. (“Centre Capital”) hereby consents and agrees that each Warrant held by it that is outstanding immediately prior to the Effective Time (whether or not presently exercisable) shall at the Effective Time, by virtue of this Agreement, be cancelled, surrendered and converted into the right to receive cash in accordance with this Section 2.2(b)(i). As soon as reasonably practicable after, but in no event more than five Business Days after, the Effective Time, upon surrender and exchange of the Warrants held by it or the delivery of an affidavit as described in Section 3.1(h), Parent shall cause the Exchange Agent to pay Centre Capital, subject to the escrow requirements of Section 3.1(a), an amount of cash for each share of Class B Common Stock then vested and issuable upon exercise of such Warrants equal to the Price Per Common Share less the applicable exercise price.

          (ii) Each Warrant held by BlackRock that is outstanding and exercisable immediately prior to the Effective Time or that becomes exercisable as a result of this Agreement shall be exercisable upon the same terms and conditions as under such Warrant, except that such Warrant shall be exercisable for, and represent the right to receive, as of the Effective Time, cash in accordance with this Section 2.2(b)(ii). As soon as reasonably practicable after, but in no event more than five Business Days after, the Effective Time, upon exercise, surrender or exchange of the Warrants held by it or the delivery of the agreements and documents as described in Section 3.1(h), Parent shall cause the Exchange Agent to pay BlackRock, subject to the escrow requirements of Section 3.1(a), an amount of cash for each share of Class B Common Stock then vested and issuable upon exercise of such Warrants equal to the Price Per Common Share less the applicable exercise price.
          (iii) The aggregate amount of the exercise prices of all the Warrants as of the Effective Time (other than the Warrants not entitled to Merger Consideration pursuant to the next sentence of this Section 2.2(b)(iii)) is referred to herein as the “Aggregate Warrant Exercise Price Proceeds”. Notwithstanding clauses (i) and (ii) above, if the exercise price per share of Common Stock subject to any Warrant is equal to or greater than the Price Per Common Share, then the holder of such Warrant will not be entitled to any Merger Consideration related to such Warrant.
          (c) Company DSUs. Each Company DSU that is outstanding immediately prior to the Effective Time, shall, immediately prior to the Effective Time, by virtue of this Agreement, be vested and cancelled and converted into the right to receive cash in accordance with this Section 2.2(c). As soon as reasonably practicable after, but in no event more than five Business Days after, the Effective Time, Parent shall cause the Surviving Corporation to pay to each holder of Company DSUs (each an “DSU Holder” and collectively, the “DSU Holders”), subject to the escrow requirements of Section 3.1(a) and the withholding requirements of this Agreement, an amount of cash for each share of Class C Common Stock then issuable upon settlement of such Company DSUs (based on a deemed achievement of performance conditions at target level, if applicable) equal to the Price Per Common Share. The aggregate amount of cash paid to the DSU Holders at pursuant to this Section 2.2(c) is referred to herein as the “Total DSU Proceeds”.
          (d) Parent, the Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement in respect of Options, Company DSUs and Restricted Company Stock (including amounts paid to the Optionholders, DSU Holders or holders of Restricted Company Stock pursuant to Section 2.6 and the Escrow Agreement) such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law.

          Section 2.3. Payments at the Closing for Expenses. As of the Effective Time, Parent shall cause the Surviving Corporation to pay all outstanding Company Expenses.
          Section 2.4. Working Capital Adjustment.
          (a) At least three Business Days prior to the Closing Date, the Company shall deliver to Parent and Merger Sub an unaudited consolidated balance sheet of the Company and its Subsidiaries prepared in good faith on an estimated basis as of the close of business on the Closing Date (the “Estimated Closing Balance Sheet”). The Estimated Closing Balance Sheet will be prepared in accordance with GAAP utilizing the principles, methodologies and procedures used by the Company to prepare the Most Recent Balance Sheet, and shall be accompanied by a certificate of the Company’s Chief Financial Officer confirming that the Estimated Closing Balance Sheet was prepared in such manner in good faith. The Company will deliver with the Estimated Closing Balance Sheet a statement setting forth the Company’s calculation of the Closing Working Capital based on the Estimated Closing Balance Sheet (the “Estimated Working Capital”). The Company shall provide Parent and Merger Sub and their representatives such information as Parent may reasonably request related to its review of the Estimated Closing Balance Sheet and the calculation of the Estimated Working Capital.
          (b) The “Estimated Working Capital Adjustment” shall mean an amount equal to $23,100,000 (the “Target Working Capital”) minus the Estimated Working Capital.
          Section 2.5. Post-Closing Adjustments.
          (a) Within 75 days following the Closing Date, Parent shall prepare and deliver to the Shareholders’ Representative a consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date (the “Closing Balance Sheet”), which will include Parent’s calculation of the Company’s actual Net Working Capital as of the close of business on the Closing Date (without giving effect to the transactions contemplated by this Agreement) (the “Closing Working Capital”) and a certificate based on such Closing Balance Sheet setting forth Parent’s calculation of the Closing Working Capital Adjustment (together with the Closing Balance Sheet, the “Closing Statement”). The Closing Balance Sheet shall be prepared in accordance with GAAP utilizing the principles, methodologies and procedures used by the Company to prepare the Most Recent Balance Sheet, and shall be certified as accurate by an authorized officer of Parent. The preparation of the Closing Statement shall be for the sole purpose of determining the Closing Working Capital Adjustment. The Shareholders’ Representative shall have 30 Business Days following its receipt of the Closing Statement (the “Review Period”) to review the same. On or before the expiration of the Review Period, the Shareholders’ Representative shall deliver to Parent a written statement accepting or objecting to the Closing Statement. If the Shareholders’ Representative objects to the Closing Statement, such statement shall include an itemization of the Shareholders’ Representative’s objections and the reasons therefor. If the Shareholders’ Representative does not deliver such statement to Parent within the Review Period, the Shareholders’ Representative shall be deemed to have accepted the Closing Statement.
          (b) The “Closing Working Capital Adjustment” shall mean the Estimated Working Capital minus the Closing Working Capital.
          (c) The Closing Working Capital Adjustment set forth on the Closing Statement, as accepted or deemed accepted under Section 2.5(a) or as determined in accordance with Section 2.5(d), shall constitute the “Final Closing Adjustment” for purposes of determining any adjustment to the Merger Consideration.
          (d) If the Shareholders’ Representative objects to the Closing Statement within the Review Period, Parent and the Shareholders’ Representative shall promptly seek in good faith to resolve such objections. Any such objections that cannot be resolved between Parent and the Shareholders’ Representative within 30 days following Parent’s receipt of the Shareholders’ Representative’s statement of objections shall be resolved in accordance with this Section 2.5(d). If the Shareholders’ Representative and Parent are not able to resolve such objections as may be raised with respect to the Closing Statement, within the 30 day period described above, either party may submit the matter to KPMG LLP (the “Accounting Referee”) for review and resolution, with instructions to complete the same as promptly as practicable, but in any event within 30 days of its engagement, and to make any calculations in accordance with the practices used in preparation of the Interim Balance Sheet. Such Accounting Referee shall deliver a statement setting forth in reasonable detail its own calculation of the Closing Working Capital Adjustment within 30 days of the submission of the matter to such firm, which calculation, absent manifest error, shall be binding and conclusive on the parties and not subject to appeal. The fees and costs of the Accounting Referee shall be payable (i) 50 percent as a reduction to the Final Closing Adjustment to the extent the Final Closing Adjustment is a negative number and, if insufficient, out of the Working Capital Escrow Fund to the extent of such insufficiency, on the one hand and (ii) 50 percent by Parent on the other hand.
          (e) If the Final Closing Adjustment is a positive amount, then Parent shall receive out of the Working Capital Escrow Fund an amount in cash equal to the Final Closing Adjustment. In the event that the Working Capital Escrow Fund is insufficient to cover the amount, then the Escrow Agent shall distribute the entire Working Capital Escrow Fund to Parent and thereafter, any additional deficiency in the Working Capital Escrow Fund shall be satisfied from the Indemnity Escrow Fund.
          (f) In the event that any funds remain in the Working Capital Escrow Fund after completion of the payment of the adjustment described in Section 2.5(e), Parent and the Shareholders’ Representative shall promptly instruct the Escrow Agent (i) to distribute the Working Capital Escrow Fund less an amount equal to the Excess Claims to the Exchange Agent to be distributed to the Common Equity Holders in accordance with their respective Pro Rata Portion of all amounts in the Working Capital Escrow Fund and (ii) to retain an amount equal to the Excess Claims in escrow as part of the Indemnity Escrow Fund. “Excess Claims” shall mean an amount equal to the excess, if any, of the then aggregate amount of claims for indemnification under Section 10.2 over the Indemnity Escrow Fund.
          (g) Subject to clause (i) of the last sentence of Section 2.5(d), if the Final Closing Adjustment is a negative amount, then Parent shall pay to the Exchange Agent an amount in cash equal to (i) the absolute value of the Final Closing Adjustment. The Exchange Agent shall distribute such amount proportionally to the Common Equity Holders based on each such Common Equity Holder’s Pro Rata Portion of such Final Closing Adjustment. Any payment made under this Section 2.5(g) shall be made within five Business Days of the final determination of the Final Closing Adjustment.
          Section 2.6. Certain Tax Benefit Payments. Each Common Equity Holder shall have the right to receive from Parent as additional consideration for its Company Capital Stock additional amounts equal to such Common Equity Holder’s Pro Rata Portion of the Identified Tax Refunds as more fully described in Section 8.8(c).
ARTICLE III — PAYMENT FOR SHARES; DISSENTING SHARES
          Section 3.1. Payment for Shares of Company Capital Stock.
          (a) Immediately following the Effective Time, Parent shall deposit, or shall cause to be deposited, with JP Morgan Chase Bank, National Association (the “Exchange Agent”), for the benefit of the holders of shares of Company Capital Stock for exchange through the Exchange Agent, the aggregate Merger Consideration as provided pursuant to Section 2.1(e) less (i) the Escrow Amount, (ii) the Total Option Proceeds, (iii) the Total DSU Proceeds and (iv) the Expense Amount. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Company, for the benefit of the Optionholders and the DSU Holders, respectively, the Total Option Proceeds and the Total DSU Proceeds. Immediately following the Effective Time, Parent shall cause to be delivered to JP Morgan Chase Bank, National Association (the “Escrow Agent”) (i) an amount of cash equal to $17,700,000 (the “Indemnity Escrow Amount” and, together with any interest or other income accrued or earned thereon, the “Indemnity Escrow Fund”) and (ii) an amount in cash equal to $2,300,000 (the “Working Capital Escrow Amount” and, together with any interest or other income accrued or earned thereon, the “Working Capital Escrow Fund”). The Indemnity Escrow Amount and the Working Capital Escrow Amount are collectively referred to herein as the “Escrow Amount” and the Indemnity Escrow Fund and the Working Capital Escrow Fund are collectively referred to herein as the “Escrow Fund”). The Escrow Fund shall be governed by the terms of an escrow agreement to be entered into by and among Parent, the Shareholders’ Representative and the Escrow Agent, such escrow agreement to be substantially in the form attached hereto as Exhibit C (the “Escrow Agreement”). The Escrow Fund shall be held in escrow and shall be available to settle certain contingencies as provided in Section 2.5 and Article X and will be distributable to the Common Equity Holders and/or Parent in accordance with the Escrow Agreement. The amount of Merger Consideration paid at the Effective Time with respect to the Company Capital Stock, the Options, the Warrants and the Company DSUs shall be reduced by the respective amounts set forth opposite the name of each holder thereof set forth on Exhibit D attached hereto and such amounts shall be deposited with the Escrow Agent as described in the first sentence of this Section 3.1(a). Immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, the Expense Amount to the bank account designated on Schedule 3.1(a).
          (b) As soon as practicable following the Effective Time, Parent shall cause the Exchange Agent to deliver or mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock and who has not previously delivered a letter of transmittal to the Exchange Agent (i) a letter of transmittal in customary form with related releases and (ii) instructions for returning the signed letter of transmittal and surrendering the Certificates in exchange for the applicable portion of the Merger Consideration.
          (c) Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instruction, the holder of such Certificate shall be entitled to receive in exchange therefor, subject to the escrow requirements of Section 3.1(a), the portion of the Merger Consideration that such holder has the right to receive in respect of the shares of Company Capital Stock formerly represented by such Certificate. Each Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any of the Merger Consideration payable to holders of Certificates.
          (d) Until surrendered in accordance with Section 3.1(c), each such Certificate (other than Certificates representing shares of Company Capital Stock to be cancelled in accordance with Section 2.1(b) and Dissenting Shares) shall represent solely the right to receive the Merger Consideration relating thereto. If the Merger Consideration (or any portion thereof) is to be delivered to any Person other than the Person in whose name the Certificate formerly representing shares of Company Capital Stock surrendered therefor is registered, it shall be a condition to such right to receive such Merger Consideration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person surrendering such shares of Company Capital Stock shall pay to the Exchange Agent any Transfer Taxes or other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that any such Transfer Taxes have been paid or are not applicable.
          (e) Promptly following the first anniversary of the Closing Date the Exchange Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the Merger, and the Exchange Agent’s duties shall terminate. Thereafter, each holder of a Certificate formerly representing shares of Company Capital Stock may surrender such Certificate to the Surviving Corporation and (subject to the escrow requirements of Section 3.1(a) and applicable abandoned property, escheat and similar laws) receive in consideration therefor the Merger Consideration relating thereto in accordance with this Article III.

          (f) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Capital Stock on the stock transfer books of the Surviving Corporation of any shares of Company Capital Stock that were outstanding immediately prior to the Effective Time.
          (g) None of Parent, the Surviving Corporation or the Exchange Agent or any of their respective Subsidiaries or Affiliates shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
          (h) If any Certificate or Warrant shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by the Person claiming such Certificate or Warrant to be lost, stolen or destroyed and such affidavit shall include an indemnity by the Person claiming such lost, stolen or destroyed Certificate or Warrant for the benefit of the Parent and the Surviving Corporation against claims that may be made in connection with such lost, stolen and destroyed Certificate or Warrant in a form reasonably satisfactory to Parent, the Exchange Agent shall pay the applicable Merger Consideration, subject to the escrow requirements of Section 3.1(a) (and in the case of a Warrant, less the applicable exercise price), allocable to the shares of Company Capital Stock represented by such lost, stolen or destroyed Certificate or Warrant in exchange for such agreements and documents in accordance with this Article III.
          (i) The Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration or other amounts payable pursuant to this Agreement to any holder of Company Capital Stock, Options, Company DSUs or Warrants such amounts as the Exchange Agent, Parent or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of Tax laws and shall instead pay such amount to the applicable Governmental Authority. To the extent that amounts are so withheld by the Exchange Agent, Parent or the Surviving Corporation, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Capital Stock, Options, Company DSUs or Warrants in respect of which such deduction and withholding was made by the Exchange Agent, Parent or the Surviving Corporation.
          Section 3.2. Appraisal Rights.
          (a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Shareholders that have not consented in the Company Shareholder Approval in favor of the adoption and approval of this Agreement (collectively, the “Dissenting Shares”) and that shall have demanded properly in writing appraisal for such shares in accordance with Section 623 of the NYBCL (the “Appraisal Rights Provisions”) will not be converted as described in Section 2.1, but will thereafter constitute only the right to receive payment of the fair value of such shares of Company Capital Stock in accordance with the Appraisal Rights Provisions; provided, however, that all shares of Company Capital Stock held by Shareholders that shall have failed to perfect or that effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Capital Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been cancelled and retired and to have been converted, as of the Effective Time, into the right to receive the applicable portion of the Merger Consideration, without interest, in the manner provided in Section 2.1 and 3.1. Any Person that has perfected statutory rights with respect to Dissenting Shares shall not be paid by the Surviving Corporation as provided in this Agreement and shall have only such rights as are provided by the Appraisal Rights Provisions with respect to such Dissenting Shares. The Company shall give Parent and Merger Sub prompt notice of any demands received by the Company for the exercise of appraisal rights with respect to shares of Company Capital Stock, withdrawals of such demands, and any other instruments served pursuant to the NYBCL and received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands.
          (b) Each Person that becomes entitled under the Appraisal Rights Provisions to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Rights Provisions), and such shares of Company Capital Stock shall be cancelled.
ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Parent and Merger Sub as follows:
          Section 4.1. Existence; Good Standing; Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York. The Company has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as currently conducted. The Company is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction listed on Schedule 4.1 and each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified could not reasonably be expected to have a Company Material Adverse Effect. The copies of the Certificate of Incorporation and Amended and Restated By-Laws (the “By-Laws”), each as amended to date and made available to Parent and Merger Sub, are complete and correct, and no amendments thereto are pending. The Company has the corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and, subject to receipt of Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Company

Board. This Agreement and the other Transaction Documents to which it is or will be a party have been or, to the extent not executed as of the date hereof, will be duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party by each of Parent, Merger Sub and any other Persons party hereto or thereto or, at the time that such Transaction Document are executed, will constitute, this Agreement and the other Transaction Documents to which it is or will be a party constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity) (collectively, “General Enforceability Exceptions”).
          Section 4.2. Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 318.43 shares of Series A Preferred Stock, (ii) 1,000 shares of Class A Common Stock, (iii) 1,000 shares of Class B Common Stock and (iv) 1,000 shares of Class C Common Stock. The issued and outstanding capital stock of the Company as of the date of this Agreement consists of (A) 318.43 shares of Series A Preferred Stock, (B) 548.407 shares of Class A Common Stock, (C) 548.407 shares of Class B Common Stock and (D) 240.761 shares of Class C Common Stock (including 173.154 shares of Restricted Company Stock) and 67.607 shares of Class C Common Stock issuable upon settlement of Company DSUs (based on a deemed achievement of performance conditions at target level, if applicable). The Fully Diluted Common Stock Amount is equal to 1900.351 shares of Common Stock. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth on Schedule 4.2, there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which the Company is a party relating to the issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of the Company. Except as set forth on Schedule 4.2, there are no agreements to which the Company, or to the Company’s Knowledge, any other Person is a party with respect to registration rights or the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares. Except as set forth on Schedule 4.2, there are no outstanding or authorized stock appreciation rights, phantom stock, profit participation or similar rights with respect to the Company or any of its Subsidiaries. Except as set forth on Schedule 4.2, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock, equity interests or any other securities of the Company.
          (b) The Company has delivered to Parent a true, correct and complete list as of the date of this Agreement, with respect to each Option, Company DSU and Warrant, the name of the holder of such Option, Company DSU and Warrant, the number of shares and class of Common Stock subject to such Option, Company DSU and Warrant, the exercise price per share of such Option and Warrant.

          Section 4.3. Subsidiaries.
          (a) The Company’s Subsidiaries are listed on Schedule 4.3(a), including (i) each Subsidiary’s name and jurisdiction of incorporation or organization, (ii) each Subsidiary’s authorized capital stock and (iii) the number of issued and outstanding shares of capital stock and the record and beneficial owners thereof. Except as set forth on Schedule 4.3(a), the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interest, free and clear of all Encumbrances (other than restrictions on transfer under applicable securities laws), of each of the Company’s Subsidiaries. Except as set forth in Schedule 4.3(a), neither the Company nor any Subsidiary owns, directly or indirectly, any capital stock or other equity interest in any other Person.
          (b) Neither the Company nor any of its Subsidiaries owns, controls or has any rights to acquire, directly or indirectly, any capital stock or other equity interests or debt instruments of any Person, except for the Subsidiaries set forth in Section 4.3(a). Each of the Company’s Subsidiaries is a corporation duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as currently conducted. Each such Subsidiary is duly licensed or qualified to do business as a foreign corporation in each jurisdiction listed on Schedule 4.3(b) and each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified could not reasonably be expected to have a Company Material Adverse Effect. The copies of the organizational documents of each such Subsidiary, in each case as amended to date and made available to Parent and Merger Sub, are complete and correct, and no amendments thereto are pending.
          (c) Except as set forth on Schedule 4.3(c), there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, registration rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which a Subsidiary is a party relating to the issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of such Subsidiary. There are no agreements to which a Subsidiary is a party with respect to registration rights or the voting of any shares of capital stock of such Subsidiary or which restrict the transfer of any such shares. There are no outstanding contractual obligations of a Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, equity interests or any other securities of such Subsidiary.
          Section 4.4. No Conflict; Consents. Except as set forth on Schedule 4.4, the execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation by the Company of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, do not and will not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination, amendment, acceleration or cancellation of, any contract, agreement, instrument, indenture, permit, license or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries are bound; (ii) subject to receipt of the Company Shareholder Approval, violate or conflict with or (whether after the giving of notice, lapse of time or both) under any provision of the Certificate of Incorporation or By-Laws; (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any Governmental Authority applicable to the Company or any of its Subsidiaries or (iv) except for (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the termination of the waiting period required thereunder, (B) the filing of the Certificate of Merger with the Secretary of State of the State of New York, require from the Company or any of its Subsidiaries any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, except, in the case of clauses (i), (iii) and (iv), where such violation, conflict, default, termination or failure to provide notice or to obtain consent or approval, as applicable, could not reasonably be expected to have a Company Material Adverse Effect.
          Section 4.5. Financial Statements.
          (a) The Company has delivered to Parent and Merger Sub: audited consolidated balance sheets of the Company and its Subsidiaries as of April 30, 2009 and April 30, 2010 (the “Most Recent Balance Sheet”), and consolidated statements of income and retained earnings, statements of shareholders’ equity and consolidated statements of cash flows for each of the years then ended together with the report thereon of Deloitte & Touche LLP (collectively, with the Most Recent Balance Sheet, the “Audited Financial Statements”), copies of which are attached hereto as Schedule 4.5(a);
          (b) The Company has delivered to Parent and Merger Sub an unaudited consolidated balance sheet of the Company and its Subsidiaries as of October 31, 2010 (the “Interim Balance Sheet”), and the related unaudited consolidated statements of income and retained earnings for the six months then ended (collectively, with the Interim Balance Sheet and the Audited Financial Statements, the “Financial Statements”), copies of which are attached hereto as Schedule 4.5(b); and
          (c) The Financial Statements have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, (i) the absence of notes to such financial statements and year-end adjustments and (ii) as set forth on Schedule 4.5(c)) consistently applied and fairly present in all material respects the financial condition of the Company and its Subsidiaries as of such dates and the results of the Company’s and its Subsidiaries’ operations and, in the case of the Audited Financial Statements, changes in Shareholders’ Equity, and cash flow for the periods specified. No financial statements of any other Person other than the Company and its Subsidiaries are required by GAAP to be included in the Financial Statements.

          Section 4.6. Absence of Certain Changes. Except as set forth on Schedule 4.6 or as contemplated by this Agreement, since April 30, 2010 to the date of this Agreement, the Company and its Subsidiaries (a) have operated only in the ordinary course of business and there has been no change in the condition, assets or business of the Company or its Subsidiaries, except such changes that have not had or could not reasonably be expected to have a Company Material Adverse Effect and (b) have not taken any action, which if taken after the date hereof, would have required the consent of Parent pursuant to Section 7.1(b)(v), Section 7.1(b)(vi)(E), Section 7.1(b)(ix), Section 7.1(b)(x) or Section 7.1(b)(xv).
          Section 4.7. Litigation. Except as set forth on Schedule 4.7, there are no pending Proceedings (a) by or against the Company or any of its Subsidiaries, (b) to the Company’s Knowledge, by or against any of the directors or officers of the Company or any of its Subsidiaries in their capacities (other than Proceedings involving claims by any such directors or officers for indemnification) as such, (c) by any of the directors or officers of the Company or any of its Subsidiaries in their capacities as such involving claims for indemnification or (d) that challenge any of the transactions contemplated by this Agreement. No other such Proceeding has been threatened in writing against the Company or any of its Subsidiaries. Such Proceedings or threatened Proceedings could not reasonably be expected, in the aggregate, to have a Company Material Adverse Effect.
          Section 4.8. Taxes.
          (a) Except as set forth on Schedule 4.8 or could not reasonably be expected to have a Company Material Adverse Effect:
          (i) the Company and its Subsidiaries have timely filed all material Tax Returns required to be filed by them with respect to Taxes for any period ending on or before the date of this Agreement, taking into account any extension of time to file granted to or obtained on behalf of the Company or any of its Subsidiaries, and each such Tax Return is accurate and complete in all material respects;
          (ii) the Company and its Subsidiaries have paid or caused to be paid all Taxes due and owing (whether or not shown on such Tax Returns) or have made provision, in accordance with GAAP, for all Taxes owed or accrued through the date of this Agreement (before reflecting the Transaction Deductions);
          (iii) the Company has delivered or made available to Parent complete and accurate copies of all Tax Returns of the Company and its Subsidiaries (and its predecessors) for the years ended December 31, 2007, 2008 and 2009;
          (iv) neither the IRS nor any other Governmental Authority is asserting by written notice to the Company or any of its Subsidiaries, or to the Company’s Knowledge, proposing in writing to assert against the Company or any of its Subsidiaries, any deficiency or claim for any amount of additional Taxes;
          (v) no federal, state, local or foreign Tax Proceedings are pending or being conducted and neither the Company nor any of its Subsidiaries has received any (A) written notice of any actual or threatened Tax Proceedings or is otherwise aware of any such Tax Proceedings, or (B) written request for information related to Tax matters from any Governmental Authority. The Company has not granted nor has it been requested to grant any waiver of any statutes of limitations applicable to any claim for Taxes or with respect to any Tax assessment or deficiency. The Company has delivered or made available to Parent complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company since December 31, 2007;
          (vi) all Taxes and other assessments and levies which the Company and its Subsidiaries were required to withhold or collect have been withheld or collected and have been paid over to the proper Governmental Authorities;
          (vii) neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) nor does the Company or any of its Subsidiaries have any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law), or as a transferee or successor;
          (viii) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement requiring the indemnification, sharing or allocation of Taxes (other than customary tax indemnification or other arrangements contained in a commercial agreement entered into the ordinary course of business the primary purpose of which does not relate to Taxes);
          (ix) neither the Company nor any of its Subsidiaries has distributed the stock of another entity or had its stock distributed by another entity in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361;
          (x) neither the Company nor any of its Subsidiaries: (A) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes; and (B) is a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code;

          (xi) neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2);
          (xii) neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and
          (xiii) there are no liens for Taxes upon the assets of the Company or its Subsidiaries, except for liens relating to current Taxes not yet due and payable or which are being contested in good faith.
          (b) At the Closing there will be no amount required to be paid or payable to or with respect to any employee or other service provider of the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an “excess parachute payment” within the meaning of Section 280G of the Code.
          Section 4.9. Employee Benefit Plans.
          (a) Schedule 4.9(a) sets forth all “employee benefit plans”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA) including multiemployer plans within the meaning of Section 3(37) of ERISA) and all material employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, stock unit, “phantom” stock, retirement, savings, stock bonus, vacation, severance, retention, change in control, and all other employee benefit plans, programs, policies or arrangements sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or any ERISA Affiliate (exclusive of any such plan, program, policy or arrangement mandated by and maintained solely pursuant to applicable law), in each case providing benefits to any current or former employee of the Company or any of its Subsidiaries or ERISA Affiliate (the “Company Plans”).
          (b) The Company has made available to Parent a true, correct and complete copy of each Company Plan and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents) and has, with respect to each Company Plan which is subject to ERISA reporting requirements, made available to Parent true, correct and complete copies of the Form 5500 reports filed for the last three plan years and the most recent actuarial report or other financial statements. The Company has made available to Parent a true, correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Plan.

          (c) Neither the Company nor any Subsidiary or ERISA Affiliate sponsors, maintains or contributes to (or is obligated to contribute to) any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or Section 412 of the Code or any “multiemployer plan,” as defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code. None of the Company Plans provide for post-employment life or health insurance benefits for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (or similar state law) and at the expense of the participant or the participant’s beneficiary.
          (d) Each of the Company Plans has been administered in all material respects in accordance with the applicable provisions of ERISA and the Code and in accordance with its terms. Each Company Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder, and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination letter relating to any such Company Plan that could reasonably be expected to adversely affect the qualification of such Company Plan or the related trust. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Plan that could reasonably be expected to result in any material liability or material excise tax under ERISA or the Code being imposed on the Company or any Subsidiary.
          (e) There are no pending actions, claims or lawsuits, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor, which have been instituted or, to the Knowledge of the Company, claims asserted, in each case, against the Company Plans other than routine claims for benefits and appeals of such claims.
          (f) Except as expressly contemplated by this Agreement or as set forth on Schedule 4.9(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment becoming due to any employee of the Company or any of its Subsidiaries, (ii) materially increase any benefits otherwise payable under any Company Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any such Company Plan.
          (g) The exercise price of all Options is at least equal to the fair market value of the Class C Common Stock on the date such Options were granted and such Options are fully exempt from Section 409A of the Code, and the Company has not incurred, and neither the Company nor Parent will incur, any material liability or obligation to withhold taxes under Section 409A of the Code upon the vesting of any Options.

          (h) Each Company Plan that is primarily subject to the laws of any jurisdiction outside of the United States (each such plan, a “Foreign Plan”) is listed in Schedule 4.9(h); provided, however, that individual employment agreements for employees of the Company and its Subsidiaries employed outside the United States shall not be separately identified in Schedule 4.9(a)or Schedule 4.9(h), but the forms of such individual employment agreements have been provided or made available to Parent and listed on Schedule 4.9(h). Except as could not reasonably be expected to have a Company Material Adverse Effect, with respect to each Foreign Plan, (i) such Foreign Plan has been administered at all times in accordance with its terms and applicable legal requirements of each jurisdiction in which such Foreign Plan is maintained, (ii) all contributions to, and material payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the legal requirements of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Closing Date, (iii) the Company and each Subsidiary has complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the legal requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan and (iv) no such Foreign Plan promises or provides retiree medical or other retiree welfare benefits to any person other than as required by applicable legal requirements. No Foreign Plan has material unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Financial Statements.
          Section 4.10. Real and Personal Property.
          (a) Schedule 4.10(a) sets forth a complete list of (i) the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”) and (ii) the real property leased by the Company or any of its Subsidiaries (the “Leased Real Property”). All leases relating to Leased Real Property are identified on Schedule 4.10(a) (each a “Lease” and collectively, the “Leases”). The Company has made available to Parent and Merger Sub accurate and complete copies of all the Leases. With respect to each of the Leased Real Property and Owned Real Property, except as set forth on Schedule 4.10(a) could not reasonably be expected to have a Company Material Adverse Effect:
          (i) the Company or a Subsidiary of the Company, as applicable, have valid and enforceable leasehold interests to the leasehold estate in the Leased Real Property granted to the Company or such Subsidiary, as applicable, pursuant to each pertinent Lease, except as such enforceability may be limited by General Enforceability Exceptions;
          (ii) each of the Leases has been duly authorized and executed by the Company or such Subsidiary, as applicable, and is in full force and effect;
          (iii) neither the Company nor such Subsidiary is in default under any of the Leases, nor, to the Company’s Knowledge, has any event occurred which, with notice or the lapse of time, or both, would give rise to a default by the Company or such Subsidiary, as applicable;
          (iv) to the Company’s Knowledge no landlord under the Leases is in default under the Leases and no event has occurred that, with notice or the lapse of time, or both, would give rise to a default by any landlord;
          (v) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein;
          (vi) the Company or the applicable Subsidiary is in peaceful and undisturbed possession of the Owned Real Property and the Leased Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability of the Company or such Subsidiary to use such Owned Real Property and Leased Real Property for the purposes for which it is currently being used;
          (vii) neither the Company nor any Subsidiary has subleased, licensed or otherwise granted to any Person the right to use or occupy any portion of the Owned Real Property or Leased Real Property, and none of the Company or any Subsidiary has received written notice of any claim of any Person to the contrary. Except as set forth on Schedule 4.10(a) and Permitted Exceptions, there are no contracts or agreements outstanding for the sale, exchange, Encumbrance, lease or transfer of any of the Owned Real Property or Leased Real Property, or any portion thereof;
          (viii) use of the Owned Real Property and the Leased Real Property in the United States for the various purposes for which it is presently being used is permitted as of right under applicable urbanization, zoning and other land use laws and is not subject to “permitted non-conforming” use or structure classifications;
          (ix) all buildings, structures, fixtures and other improvements included in the Owned Real Property or Leased Real Property (collectively, the “Improvements”) are in material compliance with all applicable laws; and
          (x) the Improvements are in commercially reasonable operating condition and repair, ordinary wear and tear excepted and with due regard to the age of such Improvements, and are suitable for the purposes for which they are being used and currently planned to be used.
          (b) Except as set forth on Schedule 4.10(b) or as disclosed in the Most Recent Balance Sheet, the Company or one of its Subsidiaries has good and marketable fee simple title to the Owned Real Property and valid leasehold interests in the Leased Real Property, in each case free and clear of any Encumbrances (other than the Permitted Exceptions). Except as set forth on Schedule 4.10(b) or as specifically disclosed in the Most Recent Balance Sheet, and except with respect to Owned Real

Property, Leased Real Property or leased personal property, the Company and each of its Subsidiaries have good title to all of the other tangible personal property and assets shown on the Most Recent Balance Sheet or acquired after the date of the Most Recent Balance Sheet, free and clear of any Encumbrances, except for (i) Encumbrances disclosed in the Most Recent Balance Sheet, (ii) Taxes, fees, assessments or other governmental charges that are not delinquent or remain payable without penalty, (iii) carriers’, warehousemens’, mechanics’, landlords’, materialmens’, repairmens’ or other similar Encumbrances arising in the ordinary course of business, (iv) Encumbrances consisting of pledges or deposits required in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation or to secure liability to insurance carriers, (v) Encumbrances on any property acquired or held by the Company or its Subsidiaries in the ordinary course of business, securing Indebtedness incurred or assumed for the purpose of financing (or refinancing) all or any part of the cost of acquiring such property, (vi) Encumbrances securing capital lease obligations, (vii) any interest or title of a lessor or sublessor, as lessor or sublessor, under any lease and any precautionary uniform commercial code financing statements filed under any lease, (viii) Encumbrances set forth on Schedule 4.10(b) and (ix) Encumbrances of record or imperfections of title that are not, individually or in the aggregate, material in character, amount or extent and that do not materially detract from the value or materially interfere with the present use of the assets subject thereto or affected thereby (the “Permitted Exceptions”).
          Section 4.11. Labor and Employment Matters.
          (a) Except as set forth on Schedule 4.11(a) or as otherwise could not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance with all federal, state and foreign laws respecting employment and employment practices, terms and conditions of employment and wages and hours. There has been no “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”), and any similar state or local “mass layoff” or “plant closing” law with respect to the Company or any of its Subsidiaries since January 1, 2010.
          (b) Except as set forth on Schedule 4.11(b), neither the Company nor any Subsidiary of the Company is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with any labor or trade union, works council, employee representative or other labor organization or group of employees, nor is such collective bargaining agreement, contract or other agreement or understanding being negotiated by the Company or any of its Subsidiaries. To the Knowledge of the Company, there has been no union organizing, election or other activities made or threatened at any time since January 1, 2008 by or on behalf of any union, works council employee representative or other labor organization or group of employees with respect to any employees of the Company. There is no union, works council, employee representative or other labor organization, which, pursuant to applicable law, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.

          (c) Neither the Company nor any Subsidiary of the Company is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor, is there pending or, to the Company’s Knowledge, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any Subsidiary of the Company.
          Section 4.12. Contracts and Commitments. Except as set forth on Schedule 4.12, neither the Company nor any Subsidiary of the Company is a party to:
          (a) any partnership agreement or joint venture agreement which requires a payment, or delivery of assets or services, in excess of $250,000 per year;
          (b) any agreement requiring the payment of severance or termination or similar pay with any director, officer, employee or consultant;
          (c) any agreement with another Person limiting in any respect or restricting in any respect the ability of the Company or any Subsidiary of the Company to enter into or engage in any market or line of business, including competing (geographically or otherwise) with any Person, granting any exclusive rights to make, sell or distribute products of the Company or any of its Subsidiaries, or granting any “most favored nations” rights;
          (d) any agreement with any current or former officer, director, shareholder or Affiliate of the Company or any of its Subsidiaries;
          (e) any agreements for the sale of any of the assets of the Company or any of its Subsidiaries other than in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any of its assets entered into since January 1, 2008;
          (f) any agreement relating to the acquisition by the Company or any of its Subsidiaries of any operating business or the assets or capital stock of any other Person entered into since January 1, 2008;
          (g) any agreements relating to the incurrence, assumption, surety or guarantee of any Indebtedness;
          (h) any agreements under which the Company or any of its Subsidiaries has made material advances or loans to any other Person (which shall not include advances made to an employee of the Company or any of its Subsidiaries in the ordinary course of business);
          (i) any agreements for the purchase or sale of materials, supplies, goods, services, equipment or other assets, the performance of which extend over a period of more than one year or are outside the ordinary course of business;
          (j) any agreements for capital expenditures in excess of $100,000;

          (k) any agreements that license any Person to manufacture or reproduce any products, services or technology of the Company or any of its Subsidiaries or any material agreements to sell or distribute any products, services or technology of the Company or any of its Subsidiaries;
          (l) any settlement agreements with respect to any pending or threatened Proceeding entered into since January 1, 2008, other than (i) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company or any of its Subsidiaries in the ordinary course of business in connection with routine cessation of such employee’s or independent contractor’s employment with or retention by the Company or any of its Subsidiaries or (ii) settlement agreements for cash only (which have been paid), none of which required payment in excess of $100,000;
          (m) any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from the Company or any of its Subsidiaries in excess of $250,000 per year, other than agreements entered into in the ordinary course of business; or
          (n) any other agreement (or group of related agreements) that is otherwise material to the business, properties, assets or Liabilities of the Company or any of its Subsidiaries or under which the consequences of a default or termination could reasonably be expected to have a Company Material Adverse Effect.
The Company has made available to Parent and Merger Sub accurate and complete copies of all the contracts set forth on Schedule 4.12. Each of the contracts set forth on Schedule 4.12 is in full force and effect and is the legal, valid and binding obligation of the Company and/or its Subsidiaries, enforceable against them in accordance with its terms, except as such enforceability may be limited by General Enforceability Exceptions. With respect to each of the contracts set forth on Schedule 4.12, neither the Company nor any of its Subsidiaries is in material default of any such contract, nor, to the Company’s Knowledge, has any event occurred which, with notice or the lapse of time, or both, would give rise to a default by the Company or such Company Subsidiary, as applicable.
          Section 4.13. Intellectual Property.
          (a) Schedule 4.13(a) sets forth a true, complete and correct list of all Patents, registered Marks and registered Copyrights included in the Company Intellectual Property.
          (b) Except as set forth on Schedule 4.13(b), the Company or a Subsidiary of the Company is the sole owner of, or has the right to use all Company Intellectual Property as is necessary in connection with the business of the Company and its Subsidiaries as currently conducted taken as a whole, except where the failure to own or have the right to use such Intellectual Property could not reasonably be expected to have a Company Material Adverse Effect.

          (c) The operation of the business does not constitute an unauthorized use or misappropriation of any patent, copyright, except where the unauthorized use or misappropriation could not reasonably be expected to have a Company Material Adverse Effect, or trademark of any Person.
          (d) Neither the Company nor any of its Subsidiaries is a party to any suit, action or proceeding that involves a claim of infringement, unauthorized use, or violation of any patent, copyright or trademark used or owned by any Person against the Company or its Subsidiaries, or challenging the ownership, use, validity or enforceability of any of the foregoing owned or used by the Company or its Subsidiaries.
          (e) Schedule 4.13(e) sets forth a true, complete and correct list of all material licenses, sublicenses and other agreements to which the Company or any of its Subsidiaries is a party (i) granting any other Person the right to use the Intellectual Property, or (ii) pursuant to which the Company or its Subsidiaries are authorized to use any third party Intellectual Property that is incorporated in any product manufactured, distributed, or sold by the Company or any Subsidiary or which is otherwise used (or currently proposed to be used) by the Company or its Subsidiaries in the business of the Company as currently conducted, other than commercial off-the-shelf software.
The Company has made available to Parent and Merger Sub accurate and complete copies of all the contracts set forth on Schedule 4.13(e). Each of the contracts set forth on Schedule 4.13(e) is in full force and effect and is the legal, valid and binding obligation of the Company and/or its Subsidiaries, enforceable against them in accordance with its terms, except as such enforceability may be limited by General Enforceability Exceptions. With respect to each of the contracts set forth on Schedule 4.13(e), neither the Company nor any of its Subsidiaries is in default of any such contract, nor, to the Company’s Knowledge, has any event occurred which, with notice or the lapse of time, or both, would give rise to such a default by the Company or any of its Subsidiaries, as applicable.
          Section 4.14. Environmental Matters. This Section 4.14 is the exclusive provision herein containing representations and warranties applicable to environmental, health and safety matters. Except as set forth on Schedule 4.14, or as could not reasonably be expected to have a Company Material Adverse Effect:
          (a) the Company and its Subsidiaries, have been and are in compliance with all Environmental Laws applicable to their respective operations and the use of the Owned Real Property and Leased Real Property;
          (b) neither the Company nor any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material at, on, to or from the Owned Real Property or Leased Real Property, except in compliance with all applicable Environmental Laws and there has been no Release of any Hazardous Material by the Company or any of its Subsidiaries or, to the Company’s Knowledge, by any other Person, at or on the Owned Real Property or Leased Real Property in violation of applicable Environmental Law or that could reasonably be expected to result in material liability of the Company or any of its Subsidiaries;
          (c) Within the past five years, neither the Company nor any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law (and no such suit is currently pending); (ii) received any written request for information, written notice, demand letter, administrative inquiry or written complaint or claim from any Governmental Authority under any Environmental Law; (iii) been subject to or, to the Company’s Knowledge, threatened with any governmental or citizen enforcement action or other claim (and no such action or other claim is currently pending) with respect to the alleged violation of or liability under any Environmental Law or (iv) received written notice of any unsatisfied liability under any Environmental Law; and
          (d) the Company and its Subsidiaries have been and are in compliance with the terms and conditions of, all Company Licenses required under any Environmental Law for the Company’s or its Subsidiaries’ activities and operations at the Owned Real Property and Leased Real Property.
     “Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air.
     “Environmental Laws” means all laws and implementing regulations relating to protection of the Environment and public health and safety, including the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act, the Hazardous Materials Transportation Act and similar foreign, federal, state and local laws as in effect on the Closing Date.
     “Hazardous Material” means any pollutant, substance, material, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum-containing product as listed or regulated under any applicable Environmental Law.
     “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.
          Section 4.15. Insurance. Schedule 4.15 sets forth a summary of the material insurance policies held by, or for the benefit of, the Company and its Subsidiaries as of the date of this Agreement (the “Insurance Policies”). Except as could not be reasonably expected to have a Company Material Adverse Effect, (a) each Insurance Policy is in full force and effect, all premiums due thereon have been paid as and when due, (b) neither the Company nor any of its Subsidiaries is in breach or default under any Insurance Policy, and (c) no event has occurred that, with notice or lapse of time, would constitute such breach or default under the Insurance Policies.

          Section 4.16. No Brokers. Except as set forth in Schedule 4.16, neither the Company nor any of its Subsidiaries has entered into any contract, arrangement or understanding with any Person that may result in the obligation of the Company, any of its Subsidiaries, Parent or Merger Sub to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger.
          Section 4.17. Compliance with Laws. Except as set forth in Schedule 4.17, neither the Company nor any of its Subsidiaries is in default or violation of any law, statute, ordinance, regulation, rule, order, judgment or decree of any Governmental Authority applicable to the Company or Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound, except for any such defaults or violations that could not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Schedule 4.17, the Company and each of its Subsidiaries conducts, and has at all times conducted, its export and reexport transactions in all material respects in accordance with all applicable U.S. export and reexport controls, including the United States Export Administration Act and Export Administration Regulations, the International Traffic in Arms Regulations and sanctions, laws and regulations administered by the Office of Foreign Assets Control, and all other applicable import/export controls in other countries in which the Company or any of its Subsidiaries conducts business.
          Section 4.18. Licenses and Permits. The Company and its Subsidiaries have all material licenses, permits, authorizations, registrations and certifications of any Governmental Authority (the “Company Licenses”) required under applicable law for the current operation of the business. Each Company License is valid and in full force and effect, except to the extent the failure of any such Company License to be valid and in full force and effect could not reasonably be expected to have a Company Material Adverse Effect. There is no investigation or proceeding pending or, to the Knowledge of the Company, threatened in writing that could result in the termination, revocation, suspension or restriction of any Company License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Company License, except to the extent the termination, revocation, suspension, or restriction of any Company License or the imposition of any fine, penalty or other sanctions could not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Schedule 4.18, none of the Company Licenses shall be affected in any manner by the consummation of the transactions contemplated hereby, except to the extent such effect could not reasonably be expected to have a Company Material Adverse Effect.
          Section 4.19. Books and Records. The books of account, minute books and stock record books and other records of the Company in the possession of and maintained by the Company and each of its Subsidiaries since January 1, 2000, all of which have been made available to the Parent and Merger Sub, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. The minute books of the Company and each of its Subsidiaries in all material respects contain accurate and complete records of all meetings held of, and corporate action taken by, the respective shareholders, directors and directors’ committees of the Company and each of its Subsidiaries, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the Effective Time, all of such books and records will be in the possession of the Company and each of its Subsidiaries, as applicable.

          Section 4.20. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material Liabilities that are required by GAAP to be reflected, accrued or reserved in the consolidated balance sheet of the Company and its Subsidiaries or the notes thereto, except for (a) Liabilities reflected in the Most Recent Balance Sheet (and any accompanying notes thereto), (b) Liabilities incurred in the ordinary course of business after the date of the Most Recent Balance Sheet, and (c) any Liabilities of such nature reflected in the Schedules. Neither the Company nor any of its Subsidiaries has any “off-balance sheet arrangements” as such term is defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the Securities and Exchange Commission.
          Section 4.21. Foreign Corrupt Practices Act.
          (a) To the Company’s Knowledge, there are no adverse or negative past performance evaluations or ratings by the U.S. Government, or any voluntary disclosures under the Foreign Corrupt Practices Act, any enforcement actions or threats of enforcement actions that, in each case, could result in any adverse or negative performance evaluations related to the Foreign Corrupt Practices Act in any material respect. Neither the U.S. Government nor any other Person has notified the Company or any of its Subsidiaries in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act. None of the Company or its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, nor, to the Company’s Knowledge, is there any basis for any such audit, review, inspection, investigation, survey or examination of records. To the Company’s Knowledge, the Company and its Subsidiaries have not been and are not now under any administrative, civil or criminal investigation or indictment and are not party to any Proceeding involving alleged false statements, false claims or other improprieties relating to Company’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act.
          (b) None of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any of their respective employees is, or since December 31, 2008, has been, in violation of any law, statute, ordinance, regulation, rule, order, judgment or decree of any Governmental Authority applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound applicable to its business, properties or operations and relating to: (i) the use of corporate funds relating to political activity or for the purpose of obtaining or retaining business; (ii) payments to government officials or employees from corporate funds; or (iii) bribes, rebates, payoffs, influence payments or kickbacks.
          Section 4.22. Related Party Transactions. Except as set forth on Schedule 4.22, no Shareholder, director, officer or employee of the Company or any of its Subsidiaries, or Affiliate of any such Shareholder, director, officer or employee, (a) owns or since April 30, 2009 has owned, directly or indirectly, and whether on an individual, joint or other basis, any interest in (i) any material property or asset, real, personal or mixed, tangible or intangible, used in the business of the Company or any of its Subsidiaries, (ii) any Person that has had business dealings or a material financial interest in any transaction with the Company or any of its Subsidiaries or

(iii) any Person that is a supplier, customer or competitor of the Company or any of its Subsidiaries, except for ownership of securities having no more than five percent of the outstanding voting power of any such supplier, customer or competing business that are listed on any national securities exchange, (b) has had, since April 30, 2009, a material financial interest in any transaction with the Company or any of its Subsidiaries, other than, in the case of directors, officers and employees of the Company or any of its Subsidiaries, salaries, benefits and other arrangements pursuant to service agreements or any Company Plans in the ordinary course of business, (c) serves as an officer, director or employee of any Person that is a supplier, customer or competitor of the Company or any of its Subsidiaries or (d) any other agreements, arrangements or understanding with the Company or any of its Subsidiaries.
          Section 4.23. Board Recommendation. At a meeting duly called and held in compliance with the NYBCL and New York law, the Company Board has adopted a resolution (a) approving the Merger, based on a determination that the Merger is fair to the holders of Company Capital Stock and is in the best interests of the Shareholders and (b) approving this Agreement and the transactions contemplated hereby and recommending approval of this Agreement and the Merger by the Shareholders.
          Section 4.24. Vote Required. The affirmative vote of the holders of two-thirds of the voting power of the outstanding shares of the Common Stock and Series A Preferred Stock, voting together as a single class (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of the Company Capital Stock required to approve the Merger.
          Section 4.25. Change in Control. Except as set forth in Schedule 4.25, neither the Company nor any of its Subsidiaries is a party to any contract or agreement which contains a “change in control,” “potential change in control” or similar provision. Except as set forth in Schedule 4.25, the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional acts or events) result in any (a) payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any Person, (b) the right of any Person to terminate any contract or agreement of the Company or any of its Subsidiaries or termination of any contract or agreement of the Company or any of its Subsidiaries, or (c) the right of any Person to obtain any rights or property of the Company or any of its Subsidiaries under any contract or agreement of the Company or any of its Subsidiaries.
          Section 4.26. Customers. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received any notice that any material customer of the Company or any Company Subsidiary (a) has ceased, or will cease, to use the products or goods of the Company or any of its Subsidiaries, (b) has substantially reduced, or will substantially reduce, the use of products or goods of the Company or any of its Subsidiaries or (c) has sought, or is seeking, to reduce the price it will pay for products or goods of the Company or any of its Subsidiaries, including in each case after the consummation of the transactions contemplated by this Agreement. To the Company’s Knowledge, no such customer described in the preceding sentence has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. No customer of the Company or any of its Subsidiaries has any right to any material credit or refund for products or goods sold by the Company or any of its Subsidiaries pursuant to any agreement with or practice of the Company or any of its Subsidiaries other than pursuant to the normal course return policy of the Company or its applicable Subsidiary.
          Section 4.27. No Additional Representations. The Company has not made any representations or warranties, express or implied, of any nature whatsoever relating to the Shareholders, the Company, the Company’s Subsidiaries, the business of the Company and its Subsidiaries, the Company Capital Stock or otherwise in connection with the transactions contemplated hereby, other than those representations and warranties expressly set forth in this Article IV.
ARTICLE V — REPRESENTATIONS AND WARRANTIES OF THE
PRINCIPAL SHAREHOLDERS
     Each Principal Shareholder severally, and not jointly, represents and warrants only with respect to itself and not with respect to any other Principal Shareholder, to the Company, Parent and Merger Sub as follows:
          Section 5.1. Company Capital Stock. Each such Principal Shareholder owns of record and beneficially the Company Capital Stock set forth opposite such Principal Shareholder’s name as set forth in Schedule 5.1. Such Company Capital Stock, when delivered by the Principal Shareholder to the Exchange Agent pursuant to this Agreement, will be free and clear of any and all Encumbrances (except for restrictions under federal and state securities law).
          Section 5.2. Authority.
          (a) Such Principal Shareholder has the requisite legal right, power, authority and capacity to execute and deliver this Agreement and the other Transaction Documents to which such Principal Shareholder is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which such Principal Shareholder is or will be a party, the performance by such Principal Shareholder of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized (by corporate action or otherwise) by such Principal Shareholder. This Agreement and the other Transaction Documents to which such Principal Shareholder is or will be a party have been or, to the extent not executed as of the date hereof, will be duly executed and delivered by such Principal Shareholder and, assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by the Company, Parent, Merger Sub and the other parties hereto and thereto, constitute or, at the time such Transaction Documents are executed, will constitute, legal, valid and binding obligations of such Principal Shareholder and is enforceable against such Principal Shareholder in accordance with their respective terms, except as such enforceability may be limited by General Enforceability Exceptions.
          (b) The execution and delivery by such Principal Shareholder of this Agreement and the other Transaction Documents to which such Principal Shareholder is or will be a party, and the consummation by such Principal Shareholder of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which such Principal Shareholder is a party or by which such Principal Shareholder’s assets are bound, or any provision of the certificate of formation or limited liability company agreement of such Principal Shareholder, if applicable; (ii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any Governmental Authority applicable to such Principal Shareholder or (iii) require from such Principal Shareholder any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, except, in each case, where such violation, conflict, default, termination or failure to provide notice or to obtain consent or approval, as applicable, would not preclude or prevent such Principal Shareholder from executing, delivering and performing its obligation under this Agreement.
          Section 5.3. No Additional Representations. The Principal Shareholders have not made any representations or warranties, express or implied, of any nature whatsoever relating to any such shareholder, the Company, the Company’s Subsidiaries, the business of the Company and its Subsidiaries, the Company Capital Stock or otherwise in connection with the transactions contemplated hereby, other than those representations and warranties expressly set forth in this Article V.
ARTICLE VI — REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB
     Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
          Section 6.1. Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and each has all requisite corporate power and authority to own, operate and lease its properties and to carry on its respective business as currently conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified could not have a Parent Material Adverse Effect.
          Section 6.2. Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, and to perform their obligations hereunder and thereunder. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action by the board of directors of Parent and the board of directors of Merger Sub and by the sole shareholder of Merger Sub, and, except as set forth on Schedule 6.2, no other action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent or Merger Sub of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents to which it is a party have been or, to the extent not executed as of the date hereof, will be duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto and thereto, constitute or, at the time such Transaction Documents are executed, will constitute, legal, valid and binding obligations of each of Parent and Merger Sub, as the case may be, enforceable against each of them in accordance with their respective terms, except as such enforceability may be limited by General Enforceability Exceptions.
          Section 6.3. No Conflict; Consents. Except as set forth on Schedule 6.3, the execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination, amendment, acceleration or cancellation of, any contract, agreement, instrument, indenture, permit, license or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub are bound, (ii) violate or conflict with any provision of the organizational documents of Parent or Merger Sub; (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to Parent or Merger Sub or (iv) except for (A) the filing of a premerger notification and report form by the Company under the HSR Act and the termination of the waiting period required thereunder, (B) the filing of the Certificate of Merger with the Secretary of State of the State of New York, require from Parent or Merger Sub any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, except, in the case of clauses (i), (iii) and (iv), where such violation, conflict, default, termination or failure to provide notice or to obtain consent or approval, as applicable, could not have a Parent Material Adverse Effect.
          Section 6.4. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any of either of their Affiliates.
          Section 6.5. Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the senior management of Parent or Merger Sub, threatened in writing against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would (a) prevent or materially delay the consummation of the Merger or (b) otherwise prevent or materially delay performance by Parent or Merger Sub of any of their material obligations under this Agreement.

          Section 6.6. Inspection; No Additional Representations by the Company. Parent and Merger Sub understand and agree that they are acquiring the Company and its Subsidiaries through the Merger in the condition the Company and its Subsidiaries are in at the Effective Time based upon Parent’s and Merger Sub’s own inspection, examination and determination of all matters related thereto, and without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company, any of its Subsidiaries, the Shareholders’ Representative, any Shareholder or any Optionholder, except for the representations and warranties of the Company that are expressly set forth in Article IV and the representations and warranties of the Principal Shareholders set forth in Article V.
          Section 6.7. Financing. Parent has delivered to the Company true, correct and complete copies of the commitment letter, dated November 10, 2010, among, Parent, Merger Sub, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and all amendments thereto (as amended, the “Commitment Letter”). The Commitment Letter is in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the financing contemplated by the Commitment Letter, other than as set forth in or contemplated by the Commitment Letter. The aggregate proceeds contemplated by the Commitment Letter, together with available cash of the Parent and its subsidiaries, will be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration and to pay all related fees and expenses within the term of the Commitment Letter.
          Section 6.8. No Additional Representations. Neither Parent nor Merger Sub has made any representations or warranties, express or implied, of any nature whatsoever relating to the Parent, Merger Sub, the business of the Parent and Merger Sub or otherwise in connection with the transactions contemplated hereby, other than those representations and warranties expressly set forth in this Article VI.
ARTICLE VII — COVENANTS RELATING TO THE BUSINESS
          Section 7.1. Conduct of Business Prior to Closing.
          (a) During the period from the date hereof to the Effective Time, the Company shall (i) operate and cause its Subsidiaries to operate in the ordinary course of business, consistent with past practices, and (ii) to the extent consistent therewith, use its commercially reasonable efforts to (A) preserve and protect its business organization, key employment relationships, and material relationships with customers, licensors, licensees, suppliers, distributors and landlords; provided, however, that nothing in this clause (ii) (A) shall require the Company to increase the compensation or other amounts payable to such Persons; (B) pay its accounts payable and other obligations when they become due and payable in the ordinary course of business; (C) perform in all material respects all of its obligations under the Honeywell License Agreement, the Vicks Agreement and the Braun Agreements; (D) maintain the Owned Real Property, the Leased Real Property and all of its other material properties and assets in a state of repair and condition that complies in all material respects with applicable laws and is consistent with the requirements and normal conduct of its business; (E) continue in full force and effect the certificates of insurance, binders and policies set forth in Schedule

4.15 or substantially similar policies; (F) maintain its books and records consistent with past practices; and (G) report periodically to Parent as reasonably requested by Parent concerning the status of its business, operations and finances.
          (b) Except as described in Schedule 7.1, as consented to in writing in advance by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as otherwise contemplated or required by this Agreement, in furtherance of the foregoing, the Company will not:
          (i) split, combine, or reclassify any of its capital stock or authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (other than the issuance of shares of Class C Common Stock upon the exercise of Options or settlement of Company DSUs, in each case, outstanding on the date of this Agreement);
          (ii) (A) issue, incur, assume, guarantee or amend any Indebtedness or (B) enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in commodities prices or exchange rates;
          (iii) make any change to the Certificate of Incorporation or By-Laws or the organizational documents of its Subsidiaries, or change the authorized capital stock or equity interests of the Company or any of its Subsidiaries;
          (iv) (A) prepay any loans (if any) from its shareholders, officers or directors or any Person affiliated with any of the foregoing, (B) make any material or adverse change in its borrowing arrangements, or (C) waive, release or assign any material rights or claims, other than in the ordinary course of business consistent with past practices;
          (v) increase (or commit to increase) the compensation or fringe benefits of or incentive or bonus compensation payable or to become payable to any employee or consultant of the Company or any Subsidiary, except (A) in the case of employees who are not officers of the Company or any Subsidiary in the ordinary course of business consistent with past practices or (B) in accordance with the existing terms of contracts entered into prior to the date of this Agreement;
          (vi) (A) except as required by applicable law, adopt, enter into, terminate or amend any Company Plan, collective bargaining agreement or employment, severance or similar agreement or arrangement, (B) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, (C) pay any benefit not provided for under any Company Plan, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Company Plans or agreements or arrangements or awards made thereunder or (E) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any Company Plan;
          (vii) make any capital expenditures more than, in the aggregate, $100,000;
          (viii) sell, lease, license, pledge or otherwise dispose of or grant or permit to exist any Encumbrance on any of its material properties or assets (other than (A) sales, leases licenses, pledges or other dispositions (x) required to be effected pursuant to existing contracts, and (y) of inventory in the ordinary course of business and (B) Permitted Exceptions);
          (ix) (A) acquire by merger or consolidation with, or by purchase of all or a substantial portion of the assets or any stock of, or by any other manner, any business or Person, (B) acquire any properties or assets that are material to the Company or any of its Subsidiaries individually or in the aggregate, except purchases (x) required to be effected pursuant to existing contracts, and (y) of inventory in the ordinary course of business or (C) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;
          (x) except as may be required as a result of a change in law or in GAAP, change any of the accounting principles or practices used by it that would materially affect its reported consolidated assets, Liabilities or results of operations;
          (xi) enter into or assume any agreement of a type described in Section 4.12, other than in the ordinary course of business;
          (xii) enter into, modify, accelerate, cancel or terminate (A) the Honeywell License Agreement, Vicks Agreement or Braun Agreements or (B) any other agreement or arrangement (or series of related agreements or arrangements) outside the ordinary course of business;
          (xiii) knowingly cancel, compromise, release or waive any claims or rights (or series of related claims or rights) with a value to the Company or any of its Subsidiaries exceeding $100,000 or otherwise outside the ordinary course of business;
          (xiv) settle or compromise any Proceeding exceeding $100,000 or involving any injunctive relief involving the Company or any of its Subsidiaries;

          (xv) except as required by Law, make or rescind any material Tax election (other than such elections that are consistent with the most recent past practices of the Company, or relevant Subsidiary, as applicable), settlement or compromise of any Tax liability exceeding $100,000 or amendment of any material Tax Return;
          (xvi) declare, set aside or pay any dividend or other distribution (whether in cash, securities or other property) in respect of the capital stock of the Company or any of its Subsidiaries; or
          (xvii) agree, whether in writing or otherwise, to do any of the activities prohibited by the foregoing provisions.
Notwithstanding the foregoing, prior to the Closing the Company shall be permitted to pay down existing Indebtedness.
          Section 7.2. No Negotiation. Until the Closing, the Company will not, and will cause its Subsidiaries and its and their respective Affiliates, directors, officers, shareholders, employees, agents, consultants and other advisors and representatives not to, take any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, participate in any negotiations with, or discuss with any Person (other than with the Parent or Merger Sub) regarding any business combination transaction involving the Company or any Subsidiary or any other transaction to acquire all or any part of the business, properties or assets of the Company or any Subsidiary or any amount of the capital stock of the Company or any Subsidiary (whether or not outstanding), whether by merger, purchase of assets, purchase of stock, tender offer, lease, license or otherwise. The Company agrees that any such negotiations in progress as of the date of this Agreement will be terminated or suspended during such period. If the Company or any of its Subsidiaries or any of these respective Affiliates, directors, officers, shareholders, employees, agents, consultants or other advisors and representatives receives, prior to the Closing, any inquiry, proposal, offer or other contact, directly or indirectly, of the type referenced in this Section 7.2, the Company will immediately suspend or cause to be suspended any discussions with such offeror or Person with regard to such inquiries, proposals, offers or requests and notify Parent thereof, including information as to the identity of the offeror or Person making any such inquiry, proposal, offer or request and the material terms of such offer or proposal, as the case may be, and such other information related thereto as Parent may reasonably request.
ARTICLE VIII— ADDITIONAL AGREEMENTS
          Section 8.1. Shareholder Materials; Shareholder Approval; Shareholder Support Agreement.
          (a) As soon as reasonably practicable following the execution of this Agreement by the Company, the Company will deliver an information statement and all information that may be required to be given to the Shareholders pursuant to the NYBCL in connection with the Merger, including, to the extent applicable, adequate notice of the Merger and information concerning dissenters’ rights under the NYBCL

(the “Shareholder Materials”) to all Shareholders entitled to receive such materials under the NYBCL. The Shareholder Materials will include the recommendation of the Company Board in favor of this Agreement and the Merger and the conclusion of the Company Board that the terms and conditions of the Merger are fair and reasonable to, and in the best interests of, the Shareholders. None of the information contained in the Shareholder Materials will at the time of the mailing or presentation of the Shareholder Materials and at the time of the meeting of the Shareholders to consider approval of this Agreement and the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall provide Parent copies of the Shareholder Materials and all other materials to be mailed to the Shareholders in connection with the solicitation of the vote of Shareholders in favor of the approval of this Agreement and the Merger prior to such materials being sent to the Shareholders; provided, however, that Parent and the Company shall cooperate with each other in connection with the preparation of such materials and the Company shall accept all reasonable additions, deletions and suggestions made by the Parent.
          (b) As soon as reasonably practicable following the execution of this Agreement by the Company, the Company, acting through the Company Board, shall request, in accordance with applicable law, that the Shareholders approve this Agreement and the Merger. The Company shall use all commercially reasonable efforts to solicit the approval by the Shareholders of this Agreement and the Merger and shall take all other actions reasonably necessary or advisable to secure the vote of all Shareholders required by New York law and the Certificate of Incorporation and By-Laws to obtain such votes (including unanimously recommending such vote).
          (c) Each of the Shareholders listed as signatories in the Shareholder Support Agreement attached hereto as Exhibit E (the “Shareholder Support Agreement”) will execute and deliver to Parent the Shareholder Support Agreement concurrently with the Company’s execution and delivery of this Agreement, pursuant to which such Shareholders who comprise holders of more than a majority of the voting power of the Company Capital Stock entitled to vote upon the Merger (i) agree to vote or cause to be voted in favor of the Merger and approval of this Agreement and the transactions contemplated hereby, all shares of Company Capital Stock now or later held of record or beneficially owned by such Shareholder; and (ii) agree to take or refrain from such other actions in the manner specified in the Shareholder Support Agreement. Notwithstanding the foregoing, the proxies and all other rights granted to the Parent pursuant to the Shareholder Support Agreement will terminate upon the earlier of the Effective Time and the termination of this Agreement pursuant to Section 11.1.
          Section 8.2. Access to Information.
          (a) Without undue disruption of its business, during the period from the date of this Agreement through the Closing Date, the Company shall, and shall cause each of its Subsidiaries and each of the Company’s and its Subsidiaries’ officers, employees, agents, counsel and accountants to give Parent and Merger Sub and their representatives reasonable access, upon reasonable notice and during normal business hours, to the facilities, properties, employees, books and records of the Company and its Subsidiaries as Parent may reasonably request.
          (b) Any such investigation by Parent or Merger Sub shall not unreasonably interfere with any of the businesses or operations of the Company or its Subsidiaries. Neither Parent nor Merger Sub shall, prior to the Closing Date, have any contact whatsoever with respect to the Company or any of its Subsidiaries or with respect to the transactions contemplated by this Agreement with any partner, lender, lessor, vendor, customer, supplier or consultant (other than those parties listed in Section 8.2(a)) of the Company or any of its Subsidiaries, except in consultation with the Company. All requests by Parent or Merger Sub for access or information shall be submitted or directed exclusively to an individual or individuals designated by the Company. Neither Parent nor Merger Sub shall be permitted to conduct any sampling or invasive tests on any Owned Real Property or Leased Real Property without the prior written consent of the Company.
          Section 8.3. Confidentiality. The parties shall adhere to the terms and conditions of that certain letter agreement dated August 26, 2010, by and between the Company and the Guarantor (the “Confidentiality Agreement”).
          Section 8.4. Regulatory and Other Authorizations. The Company, Parent and Merger Sub shall use their reasonable best efforts (a) to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement, including the consents set forth in Schedule 4.4, (b) consummate and make effective the transactions contemplated by this Agreement and (c) as promptly as reasonably practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger and required under applicable law. Each party hereto agrees to make an appropriate filing of a Pre-Merger Notification and Report Form under the HSR Act with respect to the transactions contemplated by this Agreement within five Business Days after the date hereof, to request early termination of the applicable waiting period and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. The parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals and shall promptly respond to any requests for additional information from any Governmental Authority or other third party in respect thereof. Each of Parent and Merger Sub hereby covenants and agrees to use its best efforts to secure termination of any waiting periods under the HSR Act or any other applicable law and to obtain the approval of the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) or any other Governmental Authority, as applicable, for the Merger and the other transactions contemplated hereby, including promptly entering into a consent decree or other arrangement with the FTC, DOJ or other Governmental Authority as may be necessary to secure termination of such waiting periods or obtain such approval as may be necessary to secure such termination.

          Section 8.5. Press Releases. The Company and Parent will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Parent or the Company, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that each of the Company and Parent may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law, by the rules of any applicable self-regulatory organization or by the rules of the Securities and Exchange Commission, in which event such party will use its commercially reasonable efforts to allow Parent or the Company, as applicable, reasonable time to comment on such press release or public announcement in advance of its issuance. Notwithstanding the foregoing, upon the Closing, the parties hereto shall release a mutually agreed upon joint press release.
          Section 8.6. Officers’ and Directors’ Indemnification.
          (a) Parent and Merger Sub agree that the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director and officer of the Company and its Subsidiaries as contained in the Certificate of Incorporation and the By-Laws as in effect on the date hereof, which provisions shall not be amended, repealed or modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder; provided, however, that all rights to indemnification in respect of any claims asserted or made within such six-year period shall continue until the disposition of such claim. From and after the Effective Time, Parent and the Surviving Corporation also agree to indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent provided in the Certificate of Incorporation and the By-Laws as in effect on the date hereof as well as in any Indemnification Agreements. In the event that any acts or omissions that require indemnification under any Indemnification Agreement constitute a breach of any of the Company’s representations and warranties contained in Article IV, Parent shall still be entitled to any rights to indemnification that it may have under Article X.
          (b) At the Effective Time, Parent shall purchase or cause the Surviving Corporation to purchase directors’ and officers’ liability insurance coverage for the Company’s and its Subsidiaries’ directors and officers currently covered by the Company’s existing director’s and officer’s liability insurance policy that shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage on the date hereof and have other terms not materially less favorable to, the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company to the extent such liability insurance can be maintained at a cost to Parent not greater than the cost of 150% of the cost of the most recent annualized premium for the current directors and officers’

liability insurance on the date hereof; provided, however, that if such insurance cannot be maintained or obtained at such cost, Parent shall cause the Surviving Corporation to maintain or obtain the maximum amount of insurance coverage that can be maintained or obtained (not to exceed six years following the Effective Time) at a cost equal to 150% of the cost of the most recent annualized premium for such insurance.
          (c) The obligations under this Section 8.6 shall not be terminated or modified in such a manner as to adversely affect any Person that is now, or has been at any time prior to the date hereof, or that becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any of its Subsidiaries (the “Indemnified Parties”) to whom this Section 8.6 applies without the consent of such Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 8.6 applies shall be third party beneficiaries of this Section 8.6 and shall be entitled to enforce the covenants contained herein).
          (d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 8.6.
          Section 8.7. Employees.
          (a) For a period of one year from and after the Closing, Parent shall cause the Surviving Corporation to provide to any employee of the Company and its Subsidiaries who remains in the active employment of the Surviving Corporation and its Subsidiaries (each, a “Continuing Employee”) (who is not party to an employment agreement) and who is terminated during such one-year period without cause (a “Terminated Employee”), severance benefits in amounts and on terms and conditions no less favorable than the severance benefits that would have been provided by the Company and its Subsidiaries to such Terminated Employee immediately prior to the Effective Time under the severance policies of the Company and its Subsidiaries described on Schedule 8.7(a) (the “Severance Policies”). For a period of one year from and after the Closing, Parent shall cause the Surviving Corporation to pay any Continuing Employee who terminates his employment during such one-year period as a result of a reduction in salary (an “Involuntarily Terminating Employee”) severance benefits in accordance with the Severance Policies as if such Involuntarily Terminating Employee had been terminated without cause. In addition to any amounts payable to any Terminated Employee or Involuntarily Terminating Employee in accordance with the first two sentences of this Section 8.7(a), Parent shall cause the Surviving Corporation to pay each Terminated Employee and Involuntarily Terminating Employee the pro rata portion (based on the number of days such Terminated Employee or Involuntarily Terminating Employee, as applicable, was employed during the fiscal year ending April 30, 2011) of any bonus that would have been payable with respect to the fiscal year ending April 30, 2011, if such Terminated Employee or Involuntarily

Terminating Employee, as applicable, had been employed by the Surviving Corporation or any of its Subsidiaries at the time such bonus became payable, any such bonus to be determined as if the Surviving Corporation and the Subsidiaries of the Company immediately prior to the Effective Time were operated on a stand-alone basis.
          (b) Parent shall cause the Surviving Corporation to maintain the current bonus policies, including with respect to accrual of bonuses, of the Company and its Subsidiaries, including the bonus plan described on Schedule 8.7(b), for the benefit of the Continuing Employees from and after the Closing through April 30, 2011 and thereafter until all bonus payments relating to the fiscal year ending April 30, 2011 have been paid to such Continuing Employees. Any bonus payable to a Continuing Employee pursuant to the bonus plan described on Schedule 8.7(b) shall be determined as if the Surviving Corporation and Subsidiaries of the Company immediately prior to the Effective Time were operated on a stand-alone basis. For the avoidance of doubt, the parties acknowledge and agree that nothing in the immediately preceding sentence shall obligate the Surviving Corporation to make any bonus payments that would be accrued or earned under such bonus policies after April 30, 2011.
          (c) Each Continuing Employee shall be given credit for service with the Company or its Subsidiaries and their respective predecessors under any employee benefit plans or arrangements of Parent, the Surviving Corporation and their respective Subsidiaries for all purposes of eligibility and vesting (but not with respect to benefit accruals) solely to the extent past service was recognized for such Continuing Employees under the comparable Company Plans immediately prior to the Closing. Notwithstanding the foregoing, nothing in this Section 8.7(c) shall be construed to require crediting of service for purposes of the calculation of benefits or that would result in (i) duplication of benefits or (ii) service credit for any purposes under a defined benefit pension plan or any post-employment health or post-employment welfare plan.
          (d) With respect to any welfare plan maintained by Parent or its Subsidiaries in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries (including, following the Effective Date, the Surviving Corporation) to (i) use commercially reasonable efforts to waive all limitations as to preexisting conditions and exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions and waiting periods were satisfied or did not apply to such employees under the welfare plans maintained by the Company prior to the Effective Time, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan, to the extent credited under the welfare plans maintained by the Company prior to the Effective Time.
          (e) From and after the Closing through December 31, 2011, Parent shall cause the Surviving Corporation to maintain a management incentive compensation plan, medical insurance and an employee benefit plan intended to qualify under Section 401(k) of the Code available to eligible Continuing Employees.

Notwithstanding anything in this Section 8.7 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan maintained by the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries, or shall limit the right of Parent to amend, terminate or otherwise modify any Company Plan or any employee benefit plan maintained by Parent or any of its Subsidiaries following the Effective Time. Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific Person.
          Section 8.8. Tax Matters.
          (a) Preparation and Filing of Tax Returns. Parent shall prepare and file, or shall cause to be prepared and filed, all Tax Returns of the Company and its Subsidiaries that are due after the Closing Date and shall have sole discretion to determine the positions taken on all such Tax Returns; provided, however, that Parent shall not take any position on any Tax Return that adversely affects the amount of any Identified Tax Refund unless required to do so to comply with applicable law.
          (b) Closing Date Course of Business. For the portion of the Closing Date after the Effective Time, other than transactions expressly contemplated in this Agreement, Parent shall cause the Surviving Corporation and its Subsidiaries to carry on its business only in the ordinary course in the same manner as heretofore conducted. Parent shall not make, and shall cause not to be made, any election under Section 338 of the Code (or any comparable provision of state, local or foreign law) with respect to the Surviving Corporation or any of its Subsidiaries.
          (c) Tax Refunds. The Common Equity Holders shall be entitled to the anticipated Tax refunds reflected on Schedule 8.8(c)(i) (the “Identified Tax Refunds”), whether paid or credited against other Taxes, and whether pursuant to an original filed Tax Return, an amended Tax Return, a claim for refund, IRS From 4466 or otherwise. At the Common Equity Holders’ expense, Parent shall pursue, or cause to be pursued, diligently and in good faith, the Identified Tax Refunds which the Common Equity Holders are entitled to receive hereunder. Parent shall consult with the Shareholders’ Representative regarding prosecution of the Identified Tax Refunds and shall keep the Shareholders’ Representative reasonably informed regarding such prosecution. Promptly upon receipt of any Identified Tax Refund or the actual utilization by Parent, the Surviving Corporation or any of their respective Subsidiaries and Affiliates of the credit of any Identified Tax Refund against other Taxes, and in no event later than ten Business Days after receipt by Parent, the Surviving Corporation or any of their respective Subsidiaries and Affiliates or the credit against other Taxes, Parent shall, and shall cause the Surviving Corporation and their respective Subsidiaries and Affiliates to, deliver and pay over, by wire transfer of immediately available funds, such Identified Tax Refunds to the Shareholders’ Representative (on behalf of the Common Equity Holders for payment to each Common Equity Holder of its Pro Rata Portion of such amounts) to the bank account designated on Schedule 8.1(c)(ii). The Shareholders’

Representative shall have the right to remit a portion of such Identified Tax Refunds to the Surviving Corporation in each case where a Common Equity Holder is subject to withholding of Taxes on such payment, and in each such case the Surviving Corporation (or Parent) shall cause withholding and remittance of required Taxes to be made with respect to such amounts and the net payments to be promptly paid to the applicable Common Equity Holders. Without limiting the general provisions of Section 8.8(a), at the Common Equity Holders’ expense, Parent will, and will cause the Surviving Corporation and their respective Subsidiaries and Affiliates to, execute such documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates to perfect their rights in and to obtain the Identified Tax Refunds contemplated by this Section 8.8.
          (d) Cooperation on Tax Matters. Parent, the Surviving Corporation and the Shareholders’ Representative shall cooperate fully, as and to the extent reasonably requested by any of such parties, with respect to Taxes, including, for the avoidance of doubt, with respect to the filing of any IRS Form 4466 (or any similar state Tax form) that is required to claim any Identified Tax Refund and the filing of any amended Tax Return or other refund claim for a period prior to (or including) the Closing Date that affects the amount of any Identified Tax Refund.
          (e) Transfer Taxes. All transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes (“Transfer Taxes”) that become payable in connection with the Merger and other transactions contemplated hereby shall be borne by the Common Equity Holders and paid when due.
          Section 8.9. Books and Records; Insurance. Parent and Merger Sub shall, and shall cause the Surviving Corporation and each of the Company’s Subsidiaries to, in accordance with the current document retention practices of Parent, retain all books, records and other documents pertaining to the business of the Company and its Subsidiaries in existence on the Closing Date and to make the same available for inspection and copying by the Shareholders or any of the representatives of such Shareholders at the expense of such Shareholders during the normal business hours of Parent, Merger Sub, the Surviving Corporation or such Subsidiary, as applicable, upon reasonable request and upon reasonable notice.
          Section 8.10. Company Dividend. Prior to the Effective Time, the Company may declare dividends to the Common Equity Holders equal to the aggregate amount of the Company’s and each of its Subsidiaries’ Cash and Cash Equivalents; any such dividends shall be paid to the Common Equity Holders immediately prior to the Effective Time.
          Section 8.11. Additional Merger Consideration. If (i) the Closing does not occur on or prior to December 31, 2010 and (ii) the conditions set forth in Sections 9.1 and 9.2 (other than Section 9.2(l)) have been satisfied as of December 31, 2010, except for those conditions that by their terms would be satisfied on the Closing Date, the Merger Consideration shall be increased by an amount equal to $5,000,000.

          Section 8.12. Non-Competition; Non-Solicitation.
          (a) Non-Competition. During the period commencing on the Closing Date and ending on the third year anniversary thereof (the “Non-Compete Period”), Mr. Richard D. Katzman, Mr. John Katzman, Ms. Julie Katzman and Mr. Lawrence Katzman (each, a “Subject Shareholder”) shall not, directly or indirectly, engage (whether as an owner, manager, employee, officer, director or consultant), in any business that competes with the business or products of the Company or any of its Subsidiaries as conducted as of immediately prior to the Closing Date or as contemplated by the Company or any of its Subsidiaries as of immediately prior to the Effective Time; provided, however, that nothing in this Section 8.12(a) shall preclude a Subject Shareholder’s ownership of less than 5% of the outstanding stock or other securities of any publicly-traded company.
          (b) Non-Solicitation. During the Non-Compete Period, without the prior written consent of Parent, each Subject Shareholder shall not, directly or indirectly:
          (i) contact or solicit for the purpose of offering employment to or hiring any Continuing Employees; provided, however, that a general advertisement or solicitation that is not directed specifically to Continuing Employees shall not violate this Section 8.12;
          (ii) induce or attempt to induce any customer or other Person that has a business relationship with the Surviving Corporation as of the Closing Date into any business relationship that would materially harm the Surviving Corporation; or
          (iii) disparage the Surviving Corporation.
          (c) Enforcement. Each Subject Shareholder acknowledges and agrees that the restrictions imposed by this Section 8.12 are reasonable with respect to subject matter, time period and geographic area. If the final judgment of a court of competent jurisdiction declares that any provision of Section 8.12(a) is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of Section 8.12(a) shall not be affected or impaired in any way and the parties agree that the court making such determination will have the power to limit the provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable provision with a provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable provision, and this Agreement will be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

          Section 8.13. Financing. Parent shall, at Parent’s expense, use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary, proper or advisable to secure the financing required by Section 9.2(l), including those things reasonably necessary to fully satisfy, on a timely basis, each of the conditions precedent set forth in the Commitment Letter. Parent shall not, without the prior written consent of the Shareholders’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), waive any of Parent’s rights under or amend, or agree to waive any of Parent’s rights under or amend, the Commitment Letter if such waiver or amendment is reasonably likely to impair, delay or prevent Parent’s ability to consummate the Closing as contemplated by this Agreement. If any portion of the financing contemplated by the Commitment Letter becomes unavailable (including upon the expiration of the Commitment Letter) or Parent becomes aware of any event or circumstance that would make any portion of the funds unavailable pursuant to the Commitment Letter so that Parent would be unable to consummate the Closing as contemplated by this Agreement, then Parent shall use commercially reasonable efforts to obtain alternative financing (“Alternative Financing”) to secure the financing required by Section 9.2(l) on terms and conditions no less favorable in any material respect to Parent and its Subsidiaries than those contained in the Commitment Letter as promptly as reasonably practicable. Parent shall keep the Shareholders’ Representative informed on a current basis with respect to all material activity concerning the status of the financings contemplated by the Commitment Letter, or if necessary, the Alternative Financing, and shall give the Shareholders’ Representative prompt (and in any event, within 48 hours) notice of any material change with respect to such financing. The Company shall provide, and shall cause its Subsidiaries to provide, all reasonable cooperation (including with respect to timeliness) in connection with the arrangement of the financing contemplated by the Commitment Letter or any Alternative Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries).
          Section 8.14. Further Action. Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.
          Section 8.15. Financial Statements.
          (a) The Company shall commence preparation of, promptly following the execution of this Agreement, and the Company will use its reasonable efforts to provide to Parent within 60 days after the Closing Date, financial statements of the Company’s and its Subsidiaries’ business and related documents that meet the requirements of Item 9.01(a) of Securities and Exchange Commission Form 8-K (“Form 8-K”), as may be limited as set forth below, including the following documents:
          (i) financial statements of the Company and its Subsidiaries for the periods specified in Rule 3-05(b) of Regulation S-X, which shall be prepared pursuant to Regulation S-X (the “Form 8-K Financial Statements”), except that supporting schedules need not be prepared;

          (ii) a manually signed consent of Deloitte & Touche LLP meeting the requirements of Section 2-02 of Regulation S-X; and
          (iii) a manually signed consent of Deloitte & Touche LLP to the inclusion of all financial statements pursuant to Section 8.15(a)(i) and Deloitte & Touche LLP’s report thereon referred to in Section 8.15(a)(ii).
Parent shall use its reasonable efforts to take any actions the Company may reasonably request to reduce the scope and content of the Form 8-K Financial Statements and other information required to be provided by the Parent to the Securities and Exchange Commission in connection with the transactions contemplated by this Agreement.
          (b) The Company shall cooperate with, and provide all information and documents reasonably requested by, Parent regarding the Company and its Subsidiaries in order to assist Parent in the preparation of the pro forma financial information required by Item 9.01(b) of Form 8-K.
          (c) Parent shall bear up to $100,000 of the costs and expenses incurred by the Company and its Subsidiaries in connection solely with the preparation, in accordance with this Section 8.15, of financial statements and related documents that meet the requirements of Item 9.01(a) of Form 8-K; provided, however that if the assumptions regarding the scope of work required by Deloitte & Touche LLP set forth on Schedule 8.15 change, Parent shall bear all such costs and expenses, including any and all costs and expenses in excess of $100,000.
          Section 8.16. Termination of Certain Related Party Transactions. At or prior to the Effective Time, the Company will amend or terminate each of the agreements set forth in Schedule 8.16 without any liability to, or fees or payments by, the Company or any of its Subsidiaries resulting from such termination (other than payments made pursuant to the express terms of the agreements related to periods or services provided prior to the termination date of such agreements) except as expressly set forth in Schedule 8.16, and so that as of and after the Effective Time, none of the Company, the Surviving Corporation or any of their Subsidiaries will have any liability or obligations thereunder.
          Section 8.17. Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate the Kaz, Inc. 401(k) and Profit Sharing Plan (the “401(k) Plan”) (unless Parent provides written notice to the Company no later than 15 Business Days prior to the Closing Date that such 401(k) Plan shall not be terminated). Unless Parent provides such written notice to the Company, no later than 15 Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such 401(k) Plan has been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to review and approval of Parent’s counsel. The Company also shall take such other actions in furtherance of terminating the 401(k) Plan as Parent may reasonably require. Parent agrees to cause a 401(k) plan of Parent or its Affiliates to accept a “direct rollover” to such 401(k) plan of the account balances (including promissory notes evidencing all outstanding loans) of all participants in the 401(k) Plan if such rollover is elected in accordance with applicable Laws by such participants.
          Section 8.18. Conflicts and Privilege. It is acknowledged by each of the parties hereto that the Shareholders’ Representative and some or all of the other Common Equity Holders have retained Proskauer Rose LLP (“Proskauer”) to act as their counsel in connection with the transactions contemplated hereby. Parent and Merger Sub hereby agree that, in the event that a dispute arises under this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby after the Closing between Parent and its Subsidiaries on the one hand, and the Shareholders’ Representative and/or any Common Equity Holder on the other hand, Proskauer may represent the Shareholders’ Representative and any or all Common Equity Holders in such dispute even though the interests of the Common Equity Holders may be directly adverse to Parent, the Surviving Corporation and their respective Subsidiaries, and even though Proskauer may have represented the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation or its Subsidiaries. Parent and Merger Sub further agree that, as to all communications among Proskauer, the Company, its Subsidiaries, the Shareholders’ Representative and/or any Common Equity Holder that relate in any way to the transactions contemplated by this Agreement or the other Transaction Documents, the attorney-client privilege and the expectation of client confidence belongs to the Shareholders’ Representative and the Common Equity Holders and may be controlled by the Shareholders’ Representative and Common Equity Holders and shall not pass to or be claimed by Parent, Merger Sub, the Surviving Corporation or any of its Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Corporation and its Subsidiaries on the one hand and a third party other than the Shareholders’ Representative or a Common Equity Holder, on the other hand, Parent, the Surviving Corporation and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of such confidential communications to such third party; provided, however, that neither Parent, the Surviving Corporation or its Subsidiaries may waive such privilege without the prior written consent of the Shareholders’ Representative. Other than as explicitly set forth in this Section 8.18, the parties hereto acknowledge that any attorney-client privilege attaching as a result of legal counsel representing the Company prior to the Closing shall survive the Closing and continue to be a privilege of the Surviving Corporation, and not the Shareholders’ Representative and the Common Equity Holders, after Closing.
          Section 8.19. Hudson Facility. Prior to the Closing, the Company shall have the right to sell, transfer, spin off or otherwise dispose of the Hudson Facility and to distribute the net proceeds to the Shareholders; provided, however, that (a) any such sale, transfer, spinoff or other disposition shall be effected without the Company or any of its Subsidiaries incurring any costs, Taxes or other Liabilities that are not discharged prior to the Effective Time and Parent and Surviving Corporation shall be indemnified with respect thereto, (b) any documents or agreements executed by the Company or any of its Subsidiaries in connection therewith shall be in form and substance reasonably satisfactory to Parent, (c) any such sale, transfer, spinoff or other disposition shall be on a quitclaim or equivalent basis in which no warranties are provided with respect thereto and (d) in the event such sale, transfer, spinoff or other disposition occurs prior to the Closing, the purchaser of the Hudson Facility shall have agreed to lease the property to the Company, and following the Closing, the Surviving Corporation, rent free for a period of one year, pursuant to the terms of a lease, in form and substance reasonably satisfactory to the

Parent (the premises subject to such lease, the “Leased Premises”); provided, further, that the Surviving Corporation shall bear all costs and expenses in connection with the operation of the Hudson Facility, including those relating to maintenance and utilities during such one-year period (i.e., a “triple net lease”), and such lease shall be terminable by the Surviving Corporation upon 30 days’ prior written notice. Notwithstanding the foregoing, the parties agree that (i) if any of the items constituting monthly costs and expenses for maintenance, real estate taxes, utilities and operation allocable to the Leased Premises subject to such lease (“Monthly Expenses”) are costs and expenses that are shared among the properties comprising the Hudson Facility such that the specific costs and expenses allocable to such leased premises cannot be definitively determined, then the Company shall pay an amount equal to its Proportionate Share of such expenses and (ii) such lease shall contain customary provisions relating to (A) carve-outs for certain maintenance, real estate tax, insurance and utility costs and expenses that should not constitute Monthly Expenses and (B) the manner of estimating certain costs and expenses that may not be determinable as of the date that payment of Monthly Expenses are due. As used herein, “Proportionate Share” shall mean a percentage expressed as a fraction, the numerator of which shall be the rentable square footage of the Lease Premises and the denominator of which shall be the rentable square footage of all buildings comprising the Hudson Facility.
          Section 8.20. Guarantee. To induce the Company and the Principal Shareholders to enter into this Agreement and the other Transaction Documents, the Guarantor absolutely and unconditionally guarantees (a) the full and timely payment when due of all amounts to be paid by Parent under this Agreement and (b) the full and timely performance and observance by Parent and Merger Sub of all their respective obligations and covenants under this Agreement and the other Transaction Documents (the matters described in clauses (a) and (b), the “Guaranteed Obligations”). The Guarantor irrevocably waives any requirement that the Company and/or the Shareholders’ Representative assert or exhaust any right, power or remedy or proceed against Parent or Merger Sub in connection with the Guaranteed Obligations. The guarantee in this Section 8.20 is a guarantee of payment and performance and not of collection and is a continuing guarantee and shall apply to all Guaranteed Obligations whenever arising.
ARTICLE IX— CONDITIONS TO THE MERGER
          Section 9.1. Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver by Parent and the Company, where permissible, at or prior to the Effective Time, of each of the following conditions:
          (a) Shareholder Approval. The Company Shareholder Approval to approve the Merger and this Agreement shall have been obtained at a meeting duly noticed and held in compliance with all applicable requirements of New York law, the Certificate of Incorporation and the By-Laws.
          (b) HSR Act. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (c) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect that would have the effect of (i) making the consummation of the Merger illegal or (ii) otherwise prohibiting the consummation of the Merger.
          Section 9.2. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent and Merger Sub at or prior to the Effective Time:
          (a) Representations and Warranties. (i) The representations and warranties of the Company contained in the first four sentences of Section 4.2 (Capitalization) shall be true and correct in all respects (other than in de minimis respects) as of the date hereof and as of the Closing Date as though made on the Closing Date and (ii) the other representations and warranties of the Company and the Principal Shareholders set forth in this Agreement (A) shall be true and correct in all material respects as of the date hereof (except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties shall be true and correct in all material respects as of such date) and (B) shall be true and correct as of the Closing Date as though made on the Closing Date (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect) (except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties shall be true and correct as of such date), except for such inaccuracies that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.
          (b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
          (c) Officer’s Certificate. The Company shall have delivered a certificate of the chief executive officer and chief financial officer of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Certificate of Incorporation and By-Laws, each as in effect from the date of this Agreement until the Closing Date, (iii) a copy of the resolutions of the Company Board and Shareholders authorizing and approving the applicable matters contemplated hereunder and (iv) the fulfillment by the Company, respectively, of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(f).
          (d) FIRPTA Certificate. The Company shall have executed and delivered a certification stating, under penalty of perjury, that the Company is not and has not been a United States real property holding corporation (as defined in Section

897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, which FIRPTA certificate shall have been filed with the IRS not more than 30 days prior to the Closing.
          (e) Escrow Agreement. The Shareholders’ Representative shall have executed and delivered the Escrow Agreement.
          (f) Material Adverse Effect. Since the date of this Agreement, no events have occurred that have had a Company Material Adverse Effect.
          (g) Consents. The Company shall have obtained in form and substance satisfactory to Parent in its reasonable discretion, any authorization or approval of any Governmental Authority required in connection with the Merger and all third-party consents required under the Braun Agreements, the Vicks Agreement, the Honeywell License Agreement and the agreements described on Schedule 9.2(g).
          (h) No Challenge. There shall not be pending any Proceeding before any Governmental Authority (i) challenging or seeking material damages in connection with the Merger or the transactions contemplated hereby or (ii) seeking to restrain or prohibit the consummation of the Merger or the transactions contemplated hereby or otherwise seeking to limit the right of Parent or its subsidiaries to own or operate all or any portion of the business or assets of Company or its Subsidiaries at and after the Effective Time.
          (i) Dissenting Shareholders. Holders of shares representing, in the aggregate, no more than five percent of the Company Capital Stock, considered as a whole shall have demanded, properly and in writing, appraisal for shares of Company Capital Stock held by such shareholder under the NYBCL.
          (j) Resignations. The Company shall have obtained from each director of the Company and each of its Subsidiaries, a notice of resignation in form and substance reasonably satisfactory to Parent.
          (k) Releases. The Company shall have obtained the Release Agreements in the form attached hereto as Exhibit F, duly executed and delivered by each of the Principal Shareholders.
          (l) Financing. Parent and its subsidiaries shall have received the proceeds of the financing arrangements contemplated by the Commitment Letter or other financing on terms and conditions no less favorable in any material respect to Parent and its subsidiaries than those contained in the Commitment Letter.
          (m) Payoff of Bank of America Agreements and IRB. The Company shall have repaid Indebtedness, including all Indebtedness and other amounts due under the Bank of America Agreements and the IRB, and all Encumbrances securing such Indebtedness shall have been terminated and released pursuant to documents in form and substance reasonably satisfactory to Parent.

          (n) Stock Powers of Certain Foreign Company Subsidiaries. With respect to any Company Subsidiary that is not directly or indirectly wholly-owned by the Company (the “Company Non-Wholly-Owned Subsidiaries”), (i) Parent shall have received the certificates, if any, representing the equity interests of such Company Non-Wholly-Owned Subsidiaries, together with stock powers executed in blank or other appropriate assignments or transfer documents by each of the equity holders of the Company Non-Wholly-Owned Subsidiaries (other than the Company or any of its Subsidiaries), in each case, in form and substance reasonably satisfactory to the Parent and (ii) the transfer or assignment of the equity interests of such Company Non-Wholly-Owned Subsidiaries shall be effected without any cost or Liability to the Parent or any of its Subsidiaries.
          Section 9.3. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement (A) shall be true and correct in all material respects as of the date hereof (except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties shall be true and correct in all material respects as of such date) and (B) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties shall be true and correct as of such date), except for such inaccuracies that have not had a Parent Material Adverse Effect.
          (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
          (c) Officer’s Certificate. Each of Parent and Merger Sub shall have delivered a certificate of the chief executive officer and chief financial officer, dated as of the Closing Date, certifying as to (i) the incumbency of its officers executing documents executed and delivered in connection herewith, (ii) copies of their respective incorporation and other governing documents as in effect as of the Closing Date, (iii) a copy of the resolutions of their respective boards of directors (and in the case Merger Sub the resolutions of Parent as its sole shareholder) authorizing and approving the applicable matters contemplated hereunder, and (iv) the fulfillment by the Parent and Merger Sub, respectively, of the conditions specified in Sections 9.3(a) and 9.3(b).
          (d) Escrow Agreement. Parent shall have executed and delivered the Escrow Agreement.

ARTICLE X — SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND
AGREEMENTS; INDEMNIFICATION
          Section 10.1. Survival. The representations, warranties, covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement shall survive the Closing and shall remain in full force and effect until the Representations and Warranties Termination Date; provided, however, that claims based upon (a) allegations of actual fraud in connection with the Company’s representations, warranties, covenants and agreements contained in this Agreement or in any exhibit to this Agreement (including the Schedules) shall survive the Merger and continue until the expiration of the applicable statute of limitations, (b) any breach of the Company’s representations and warranties contained in Section 4.8 (the “Tax Representations) and the covenants and agreements relating to Taxes or Tax Returns (the “Tax Covenants”) shall survive the Merger and continue until the expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods for the Tax Returns, (c) any breach of the Company’s representations and warranties contained in the fourth and fifth sentences of Section 4.1 or the first four sentences of Section 4.2 (the “Fundamental Representations”) shall survive the Merger and continue until the expiration of the applicable statute of limitations, (d) any breach of the Company’s representations and warranties contained in Section 4.14 (the “Environmental Representations”) shall survive the Merger and continue until the expiration of the applicable statute of limitations, and (e) any claim for the Company Expenses or for Losses under Section 10.2(a)(v) shall survive the Merger and continue until the expiration of the applicable statute of limitations. The representations, warranties, covenants and agreements of the Principal Shareholders contained in this Agreement shall survive the Closing and shall remain in full force and effect until the expiration of the applicable statute of limitations.
          Section 10.2. Parent and Merger Sub General Indemnification.
          (a) From and after the Closing, subject to the other terms and conditions of this Agreement, Parent and Merger Sub (each a “Parent Indemnified Party”) shall be held harmless and indemnified to the extent of any Loss resulting from (i) the breach of any representation or warranty of the Company contained in Article IV; provided, however, that (A) for the avoidance of doubt, with respect to the representations and warranties contained in Section 4.8(a)(i) or Section 4.8(a)(x)(B), an indemnifiable Loss shall only be a Loss relating to a Pre-Closing Period; (B) in connection with any Tax Return (including, for the avoidance of doubt, any amended Tax Return or refund claim) of the Company and/or one or more of its Subsidiaries for, or that includes, a Pre-Closing Period filed after the Closing Date, the Parent Indemnified Parties shall not be held harmless and indemnified for any Loss resulting from the amount of Taxes for a Pre-Closing Period shown or reflected on such Tax Return (as filed by Parent or permitted by Parent to be filed) exceeding the amount of Taxes paid prior to the Closing or provided for in accordance with Section 4.8(a)(ii) with respect to such period to the extent that such Loss arises from, or is reasonably related to, (x) the shifting of income of the Company and/or any of its Subsidiaries from a Post-Closing Period to a Pre-Closing Period or the shifting of a deduction or Tax credit of the Company and/or any of its Subsidiaries from a Pre-Closing Period to a Post-Closing Period or (y) any other position or election taken or made with respect to the preparation of such Tax Return, provided, however, that clauses (x) and (y) shall not apply with respect to a Tax Return if such Tax Return has been provided to the Shareholders’ Representative, at least 15 Business Days prior to its due date (including extensions), for the Shareholders’ Representative’s review and consent to filing and the Shareholders’ Representative consents to the filing of such Tax Return, such consent not to be unreasonably withheld, it being understood and agreed by the parties, by way of example and not limitation, that it would be unreasonable for the Shareholders’ Representative to withhold its consent with respect to a position or election required by applicable law; provided, further that if after receiving such Tax Return as set forth above the Shareholders’ Representative has not responded to Parent regarding its consent or objection to such Tax Return prior to its due date (including extensions), the Shareholders’ Representative shall be deemed to have consented to the filing of such Tax Return, (ii) the breach of any pre-Closing covenant or agreement of the Company contained in this Agreement, (iii) any exercise by any holder of Company Capital Stock of appraisal rights in accordance with the NYBCL (it being understood that such Losses shall be (A) the excess, if any, of the appraised value of the Dissenting Shares over the Merger Consideration that would otherwise have been applicable to such shares plus (B) any other reasonable out-of-pocket costs incurred in connection therewith), (iv) the Company Expenses and (v) the Company’s transfer, use or operation of, or interest in, the real property described in Item 3 of Schedule 4.6.
          (b) From and after the Closing, subject to the other terms and conditions of this Agreement, the Principal Shareholders shall, severally and not jointly, indemnify and hold harmless the Parent Indemnified Parties to the extent of any Loss resulting from the breach of any representation or warranty of the Principal Shareholders contained in Article V or any breach of any covenant or agreement of the Principal Shareholders contained in this Agreement.
          (c) From and after the Closing, subject to the other terms and conditions of this Agreement, the holders of Company Capital Stock shall, severally and not jointly, indemnify and hold harmless the Parent Indemnified Parties to the extent of any Loss resulting from the breach of any Fundamental Representations.
          (d) From and after the Release Date, subject to the other terms and conditions of this Agreement, the holders of Company Capital Stock shall, severally and not jointly, indemnify and hold harmless the Parent Indemnified Parties to the extent of any Loss resulting from the breach of any Tax Representations, Tax Covenants and/or Environmental Representations; provided, however, that for the avoidance of doubt, with respect to the representations and warranties contained in Section 4.8(a)(i) or Section 4.8(a)(x)(B), an indemnifiable Loss shall only be a Loss relating to a Pre-Closing Period.
          (e) The Parent Indemnified Parties’ indemnification rights pursuant to Sections 10.2(a), 10.2(b), 10.2(c) and 10.2(d) shall be limited as follows:
          (i) The Parent Indemnified Parties shall not be entitled to any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Sections 10.2(a), 10.2(b), 10.2(c) and/or 10.2(d) exceeds 1% of the Merger Consideration (the “Deductible”) and then only to the extent such aggregate amount exceeds such Deductible; provided, however, that no Parent Indemnified Party may make a claim for any Loss and no Loss shall be included in calculating the aggregate amount of Losses for purposes of determining whether the Deductible has been exhausted other than those Losses in excess of $25,000 resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances (the “De Minimus Claim Threshold”); provided, further, that the Deductible and the De Minimus Claim Threshold shall not apply to claims made under (A) Section 10.2(a)(i) with respect to the Fundamental Representations and the Tax Representations, (B) Section 10.2(a)(ii) with respect to the Tax Covenants, (C) Section 10.2(b) with respect to the representations and warranties contained in Article V, (D) Section 10.2(c) with respect to the Fundamental Representations, (E) Section 10.2(d) with respect to the Tax Representations and the Tax Covenants, (F) Section 10.2(a)(iii), (G) Section 10.2(a)(iv), (H) Section 10.2(a)(v) or (I) actual fraud.
          (ii) The Parent Indemnified Parties shall not be entitled to any indemnification under this Section 10.2 for any Losses (individually or in the aggregate) in excess of the amount of the Indemnity Escrow Fund and the right to recover for such indemnifiable Losses shall be limited solely to funds in the Indemnity Escrow Fund; provided, however, that, subject to Section 10.2(e)(iii), (x) if any claim by the Parent Indemnified Parties is asserted with respect to any Fundamental Representations after the Closing and prior to the expiration of the applicable statute of limitations, the Parent Indemnified Parties shall be entitled to seek indemnification under Section 10.2(c) for such Losses, and (y) if any claim by the Parent Indemnified Parties is asserted with respect to any Tax Representations, Tax Covenants and/or Environmental Representations after the Release Date and prior to the expiration of the applicable statute of limitations, the Parent Indemnified Parties shall be entitled to seek indemnification under Section 10.2(d) for such Losses; provided, further, that, subject to Section 10.2(e)(iii), (1) the aggregate amount of indemnifiable Losses based on claims relating to the Fundamental Representations brought after the Closing and prior to the expiration of the applicable statute of limitations shall not exceed the aggregate amount of the Merger Consideration actually received by the Common Equity Holders, (2) the aggregate amount of indemnifiable Losses based on claims relating to the Tax Representations, the Tax Covenants and the Environmental Representations brought after the Release Date and prior to the expiration of the applicable statute of limitations shall not exceed an amount equal to (A) the sum of $17,700,000 and the Excess Claims, if any, less (B) any portion of the Indemnity Escrow Fund released and delivered to Parent and/or any other Parent Indemnified Parties, less (C) any portion of the Indemnity Escrow Fund that is held by the Escrow Agent in respect of one or more unresolved claims at any time after the Release Date, and (3) the aggregate amount of indemnifiable Losses based upon any claims for indemnification under Section 10.2(a)(iv), Section 10.2(a)(v), or allegations of actual fraud in connection with representations, warranties, covenants or agreements contained in this Agreement or in any exhibit to this Agreement (including the Schedules) shall not be limited to funds in the Indemnity Escrow Fund.
          (iii) The maximum aggregate liability of any holder of Company Capital Stock for any indemnification for Losses in connection with claims made under Sections 10.2(b), 10.2(c) and 10.2(d) shall not exceed the portion of the Merger Consideration actually received by such holder of Company Capital Stock. For the avoidance of doubt, any amounts contributed by a holder of Company Capital Stock to the Indemnity Escrow Fund shall not be deemed to have been “actually received” by such holder of Company Capital Stock until the release and delivery of such amounts to such holder of Company Capital Stock.
          (iv) All claims for indemnification by a Parent Indemnified Party under Sections 10.2(a), 10.2(b), 10.2(c) and 10.2(d) must be made (A) with respect to all claims, other than claims made with respect to breaches of the representations and warranties of the Principal Shareholders contained in Article V, on or before the Representations and Warranties Termination Date or the applicable survival period set forth in Section 10.1 and (B) with respect to claims for breaches of the representations and warranties of the Principal Shareholders contained in Article V, on or before the expiration of the applicable statute of limitations (each, as applicable, the “Indemnification by Company Cut-Off Date”). No indemnification shall be payable to a Parent Indemnified Party with respect to claims asserted by such Parent Indemnified Party after the applicable Indemnification by Company Cut-Off Date, regardless of when the claim accrued or the circumstances that resulted in the claim being asserted after the applicable Indemnification by Company Cut-Off Date. In the event a claim has been properly made on or prior to the applicable Indemnification by Company Cut-Off Date, and such claim is unresolved as of the applicable Indemnification by Company Cut-Off Date, then the right to indemnification with respect to such claim shall remain in effect until such matter shall have been finally determined.
          (f) The amount of any Loss subject to indemnification under this Section 10.2 shall be calculated net of (i) any insurance proceeds received by the Parent Indemnified Party on account of such Loss and (ii) any indemnification payments made by any third party less all expenses and fees incurred by Parent Indemnified Party to recover such insurance proceeds. The Parent Indemnified Party shall use commercially reasonable efforts to seek recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder. In the event that an insurance or other recovery is received by any Parent Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder in full, then a refund equal to the aggregate amount of the recovery less expenses of securing such recovery shall be made promptly to the Person or Persons that provided such indemnity payments to such Parent Indemnified Party. The indemnifying party shall be subrogated to all rights of the Parent Indemnified Party in respect of any Loss borne by the indemnifying party. For purposes of this Article X, except for the Qualified Representations and Warranties, the representations and warranties of the

Company contained in Article IV, the representations and warranties of the Principal Shareholders contained in Article V and the representations and warranties of Parent and Merger Sub contained in Article VI shall not be deemed qualified by any references to materiality or to Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.
          (g) A Parent Indemnified Party shall give the Shareholders’ Representative written notice of any claim, assertion, event or proceeding as to which such Parent Indemnified Party may request indemnification hereunder as soon as is practicable after the time that such Parent Indemnified Party first learns of such claim, assertion, event or proceeding. Such notice shall state all the information then available regarding the amount and nature of such claim, assertion, event or proceeding and shall specify the representation, warranty, covenant or agreement in this Agreement under which the liability or obligation is asserted, and shall include copies of all correspondence received from any third party in connection with any such claim. The failure of a Parent Indemnified Party to deliver such written notice shall not impair such Parent Indemnified Party’s rights hereunder except to the extent that the Shareholders’ Representative demonstrates that it has been prejudiced thereby.
          (h) With respect to any third party claim for which indemnification is sought under Section 10.2, Parent shall have the right to direct, through counsel selected by it and subject to the reasonable approval of the Shareholders’ Representative, the defense of any such Proceeding at the Common Equity Holders’ expense, such expense to be paid out of the Indemnity Escrow Fund. If Parent elects to assume the defense of any such Proceeding pursuant to the terms and conditions of this Agreement, Parent shall consult with the Shareholders’ Representative for the purpose of allowing the Shareholders’ Representative to participate in such defense at the sole expense of the Shareholders’ Representative and shall keep the Shareholders’ Representative reasonably informed regarding such defense. In the event Parent assumes the defense of a third party claim, Parent shall not have the right to settle such claim without the prior written consent of the Shareholders’ Representative, which consent shall not be unreasonably withheld, and the Shareholders’ Representative shall have the right to participate in the settlement of such Proceeding at the sole expense of the Shareholders’ Representative. If Parent fails to defend or if, after commencing or undertaking any such defense, Parent fails to prosecute or withdraws from such defense, the Shareholders’ Representative shall have the right to undertake the defense or settlement thereof. If Parent elects to direct the defense of any such Proceeding, each Parent Indemnified Party shall, and shall cause the Surviving Corporation and its Subsidiaries to, cooperate fully with the Shareholders’ Representative and to provide the Shareholders’ Representative and its counsel with access to all records and personnel relating to any such Proceeding during normal business hours and shall otherwise cooperate with the Shareholders’ Representative in the defense or settlement thereof as set forth in this Section 10.2(h). If the Shareholders’ Representative assumes the defense of any such Proceeding and proposes to settle such Proceeding, then the Shareholders’ Representative shall give Parent prompt written notice thereof, and Parent shall have the right to participate in the settlement of such Proceeding or assume or reassume the defense of such Proceeding at the sole expense of Parent. In the event the

Shareholders’ Representative assumes the defense of any such Proceeding, the Shareholders’ Representative shall cooperate fully with Parent and provide Parent and its counsel with access to all records and personnel relating to any such Proceeding during normal business hours and shall otherwise cooperate with Parent in the defense or settlement thereof. In the event the Shareholders’ Representative assumes the defense of any such Proceeding, the Shareholders’ Representative shall not have the right to settle such Proceeding without the prior written consent of Parent, which consent shall not be unreasonably withheld. Except as provided herein, in the event Parent assumes the defense of a third party claim pursuant to the terms and conditions of this Agreement (other than a third party claim relating to a breach of any of the representations and warranties of the Principal Shareholders contained in Article V), any and all Losses paid in connection with such claim shall be borne solely out of the Escrow Fund, and nothing herein shall be construed as an assumption of liability of any such claim by the Common Equity Holders beyond the Escrow Fund or by the Shareholders’ Representative. In all circumstances, the Parent Indemnified Parties and the Shareholders’ Representative shall cooperate fully and in good faith with each other with respect to any claims subject to this Article X. For the avoidance of doubt, all references to “Proceedings” in this Section 10.2(h) shall include “Tax Proceedings”.
          (i) No Parent Indemnified Party shall be entitled to indemnification hereunder for any Loss arising from a breach of any representation, warranty or covenant set forth herein (and the amount of any Loss incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent that such liability is included in the calculation of the Closing Working Capital.
          (j) Anything herein to the contrary notwithstanding, no breach of any representation, warranty or covenant contained herein shall give rise to any right on the part of Parent, Merger Sub or a Parent Indemnified Party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.
          (k) Any liability for indemnification under this Section 10.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty or covenant.
          Section 10.3. Indemnification by Parent and Merger Sub.
          (a) From and after the Closing, subject to the other terms and conditions of this Agreement, the Common Equity Holders and their respective officers and directors (each a “Company Indemnified Party”) shall be held harmless and indemnified by Parent and Merger Sub to the extent of any Losses resulting from (i) the breach of any representation or warranty of Parent or Merger Sub contained in Article VI and (ii) any breach of any covenant of Parent or Merger Sub contained herein.

          (b) All claims for indemnification by a Company Indemnified Party under Section 10.3(a) must be made on or before May 15, 2012 (the “Indemnification by Parent Cut-Off Date”). No indemnification shall be payable to a Company Indemnified Party with respect to claims asserted by such Company Indemnified Party after the applicable Indemnification by Parent Cut-Off Date. In the event a claim has been properly made on or prior to the applicable Indemnification by Parent Cut-Off Date, and such claim is unresolved as of the applicable Indemnification by Parent Cut-Off Date, then the right to indemnification with respect to such claim shall remain in effect until such matter shall have been finally determined.
          (c) The amount of any Loss subject to indemnification under this Section 10.3 shall be calculated net of any insurance proceeds received by the Company Indemnified Party on account of such Loss less all expenses and fees incurred by Company Indemnified Party to recover such insurance proceeds. The Company Indemnified Party shall use commercially reasonable efforts to seek recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any Company Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Person or Persons that provided such indemnity payments to such Company Indemnified Party. The indemnifying party shall be subrogated to all rights of the Company Indemnified Party in respect of any Loss borne by the indemnifying party.
          (d) A Company Indemnified Party shall give Parent written notice of any claim, assertion, event or proceeding as to which such Company Indemnified Party may request indemnification hereunder as soon as is practicable after the time that such Company Indemnified Party first learns of such claim, assertion, event or proceeding.
          (e) With respect to third party claims, Parent shall have the right to direct, through counsel of its own choosing, the defense or settlement of any such claim or proceeding at its own expense. If Parent elects to assume the defense of any such claim or proceeding, Parent shall consult with the Company Indemnified Party for the purpose of allowing the Company Indemnified Party to participate in such defense, but in such case the expenses of the Company Indemnified Party shall be paid for by the Company Indemnified Party and shall not be recoverable as part of any indemnification claim. A Company Indemnified Party shall provide, Parent and its counsel with access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with Parent in the defense or settlement thereof. If Parent elects to direct the defense of any such claim or proceeding, the Company Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless Parent consents in writing to such payment. If Parent fails to defend or if, after commencing or undertaking any such defense, Parent fails to prosecute or withdraws from such defense, the Company Indemnified Party shall have the right to undertake the defense or settlement thereof. If the Company Indemnified Party assumes the defense of any such claim or proceeding and proposes to settle such claim or proceeding, then the Company

Indemnified Party shall give Parent prompt written notice thereof, and Parent shall have the right to participate in the settlement of such claim or proceeding and consent thereto or assume or reassume the defense of such claim or proceeding.
          (f) No Company Indemnified Party shall be entitled to any indemnification hereunder with respect to any breach of any representation, warranty or covenant (i) with respect to which such Company Indemnified Party or any of its directors, officers, employees, representatives or agents had actual knowledge, at any time prior to the Closing, of such breach, that such breach was threatened or of the events, circumstances or conditions constituting or resulting in such breach, or (ii) to the extent such Company Indemnified Party could have, with reasonable efforts, mitigated or prevented the Loss with respect to such breach. No Company Indemnified Party shall be entitled to indemnification hereunder for any Loss arising from a breach of any representation, warranty or covenant set forth herein (and the amount of any Loss incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent that such liability is included in the calculation of the Estimated Working Capital and/or the Closing Working Capital.
          (g) Anything herein to the contrary notwithstanding, no breach of any representation, warranty or covenant contained herein shall give rise to any right on the part of a Company Indemnified Party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.
          (h) Any liability for indemnification under this Section 10.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.
          (i) The Common Equity Holders shall be third party beneficiaries for purposes of this Section 10.3 and shall have the right to enforce the provisions hereof.
          Section 10.4. Shareholders’ Representative.
          (a) Appointment. Each of the Principal Shareholders hereby acknowledges and agrees, and by approval of this Agreement pursuant to the Company Shareholder Approval, each Common Equity Holder shall thereby, acknowledge and agree that the Shareholders’ Representative shall have full power and authority to take all actions under this Agreement and the other Transaction Documents that are to be taken by the Shareholders’ Representative. The Shareholders’ Representative shall take any and all actions that it believes are necessary or appropriate under this Agreement and the other Transaction Documents, including executing the Escrow Agreement as Shareholders’ Representative, giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Shareholders’ Representative, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein or therein for all out-of-pocket fees and expenses and other obligations of or incurred by the Shareholders’ Representative in connection with this Agreement and the Escrow Agreement, defending all indemnity claims pursuant to Sections 10.2(a), 10.2(c) and/or 10.2(d) (each an “Indemnity Claim”), consenting to, compromising or settling all Indemnity Claims, conducting negotiations with Parent and its agents regarding such Indemnity Claims, dealing with Parent and the Escrow Agent under this Agreement and the Escrow Agreement, taking any and all other actions specified in or contemplated by this Agreement and the Escrow Agreement, and engaging counsel, accountants or other representatives in connection with the foregoing matters. Without limiting the generality of the foregoing, the Shareholders’ Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement and the other Transaction Documents and to consent to any amendment hereof or thereof in its capacity as Shareholders’ Representative.
          (b) Authorization. Each of the Principal Shareholders hereby authorizes, and by approval of this Agreement pursuant to the Company Shareholder Approval, each Common Equity Holder shall thereby, authorize the Shareholders’ Representative to:
          (i) Receive all notices or documents given or to be given to the Shareholders’ Representative pursuant to this Agreement and the other Transaction Documents and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement and the other Transaction Documents;
          (ii) Engage counsel and such accountants and other advisors and incur such other expenses in connection with this Agreement and the other Transaction Documents as the Shareholders’ Representative may in its sole discretion deem appropriate; and
          (iii) After the Effective Time, take such action as the Shareholders’ Representative may in its sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Parent or Merger Sub contained in this Agreement and the other Transaction Documents; (B) taking such other action as the Shareholders’ Representative is authorized to take under this Agreement and the other Transaction Documents; (C) receiving all documents or certificates and making all determinations, in its capacity as Shareholders’ Representative, required under this Agreement and the other Transaction Documents; and (D) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement and the other Transaction Documents, including the defense and/or settlement of any claims for which indemnification is sought pursuant to this Article X, the determination of all matters under Article II and any waiver of any obligation of Parent or the Surviving Corporation.

     The parties’ intent is that the Shareholders’ Representative will act in the best interest of the Common Equity Holders, as if appointed by each of the Common Equity Holders as their personal representative. Notwithstanding the foregoing, or any provision herein to the contrary, the Shareholders’ Representative is not an agent of the Common Equity Holders and shall have no duties to the Common Equity Holders or liability to the Common Equity Holders with respect to any action taken, decision made or instruction given by the Shareholders’ Representative in connection with this Agreement and the other Transaction Documents.
          (c) Indemnification of Shareholders’ Representative. The Shareholders’ Representative shall be indemnified by the Common Equity Holders for and shall be held harmless against any loss, liability or expense incurred by the Shareholders’ Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, members, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Shareholders’ Representative’s conduct as Shareholders’ Representative, other than losses, liabilities or expenses resulting from the Shareholders’ Representative’s gross negligence or willful misconduct in connection with its performance under this Agreement and the Escrow Agreement. This indemnification shall survive the termination of this Agreement and the Escrow Agreement. To the extent that the Shareholder’s Representative is entitled to direct the defense or settlement of any Proceeding pursuant to the terms and conditions of Section 10.2(h), then the reasonable attorneys’ fees for the defense or settlement of such Proceeding shall be paid from the Escrow Fund, but only at the expiration date of such Escrow Fund and only to the extent that all claims required to be paid out of the Escrow Fund have been paid to Parent and there are no claims pending with respect to the Escrow Fund. The Common Equity Holders agree that the Shareholders’ Representative may, in all questions arising under this Agreement and the other Transaction Documents, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Shareholders’ Representative in accordance with such advice of counsel, the Shareholders’ Representative shall not be liable to the Common Equity Holders, the Company, the Surviving Company, the Escrow Agent or any other Person. The Common Equity Holders, by approval, of this Agreement pursuant to the Company Shareholder Approval agree that in no event shall the Shareholders’ Representative be liable under this Agreement and the other Transaction Documents for (i) any indirect, punitive, special or consequential damages, or (ii) any amounts other than those that are satisfied out of the Indemnity Escrow Fund.
          (d) Actions of the Shareholders’ Representative. A decision, act, consent or instruction of the Shareholders’ Representative relating to this Agreement shall constitute a decision of all the Principal Shareholders, and by approval of this Agreement pursuant to the Company Shareholder Approval, all the Common Equity Holders, and shall be final, binding and conclusive upon all such Common Equity Holders. Parent, the Surviving Corporation and the Escrow Agent may rely upon any such decision, act, consent or instruction of the Shareholders’ Representative as being the decision, act, consent or instruction of each of the Common Equity Holders. In the absence of bad faith by Parent or Surviving Corporation, Parent, the Surviving Corporation and the Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders’ Representative.
          (e) Access to Information. The Shareholders’ Representative shall have (i) reasonable access to information of and concerning any Indemnity Claim that is in the possession, custody or control of Parent or the Surviving Corporation and (ii) reasonable assistance of Parent’s and the Surviving Corporation’s officers and employees for purposes of performing the Shareholders’ Representative duties and exercising its rights under this Agreement and the other Transaction Documents, including for the purpose of evaluating any Indemnity Claim against the Indemnity Escrow Fund; provided, however, that the Shareholders’ Representative shall treat confidentially and not, except in connection with enforcing its rights under this Agreement and the other Transaction Documents, disclose any nonpublic information from or concerning any Indemnity Claim to anyone (except to the Shareholders’ Representative’s attorneys, accountants or other advisers, to the Common Equity Holders and to any other Person on a need-to-know basis, but only if such other Person agrees to keep such information confidential).
          (f) Reasonable Reliance. In the performance of its duties and exercise of its rights under this Agreement and the other Transaction Documents, the Shareholders’ Representative shall be entitled to rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any party to the this Agreement or the other Transaction Documents or any Common Equity Holder. The Shareholders’ Representative may assume that any Person purporting to give any notice in accordance with the provisions of this Agreement and the other Transaction Documents has been duly authorized to do so.
          (g) Orders. The Shareholders’ Representative is authorized, in its sole discretion, to comply with final, nonappealable orders or decisions issued or process entered by any court of competent jurisdiction or arbitrator with respect to the Escrow Fund. If any portion of the Escrow Fund is disbursed to the Shareholders’ Representative and is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Shareholders’ Representative is authorized, in its sole discretion, but in good faith, to rely upon and comply with any such order, writ, judgment or decree that it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Shareholders’ Representative complies with any such order, writ, judgment or decree, it shall not be liable to any Common Equity Holder or to any other Person by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled set aside or vacated.
          (h) Removal of Shareholders’ Representative; Authority of Shareholders’ Representative. A majority in interest of the Common Equity Holders shall have the right at any time during the term of the Escrow Agreement to remove the then-acting Shareholders’ Representative to appoint a successor Shareholders’ Representative; provided, however, that neither such removal of the then acting Shareholders’ Representative nor such appointment of a successor Shareholders’ Representative shall be effective until the delivery to the Escrow Agent of executed counterparts of a writing signed by each such Common Equity Holder with respect to such removal and appointment, together with an acknowledgement signed by the successor Shareholders’ Representative appointed in such writing that he, she or it accepts the responsibility of successor Shareholders’ Representative and agrees to perform and be bound by all of the provisions of this Agreement and the other Transaction Documents applicable to the Shareholders’ Representative. For all purposes hereunder, a majority in interest of the Common Equity Holders shall mean the Common Equity Holders holding at least 50.1% of the shares of Common Stock outstanding as of the Effective Time (assuming, immediately prior to the Effective Time, (x) the exercise of all Warrants and Options, (y) the settlement of all Company DSUs and Restricted Common Shares and (z) the conversion of all outstanding shares of Series A Preferred Stock). Each successor Shareholders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Shareholders’ Representative, and the term “Shareholders’ Representative” shall be deemed to include any interim or successor Shareholders’ Representative.
          (i) Expenses of the Shareholders’ Representative. Except as expressly otherwise provided in this Agreement, the Shareholders’ Representative shall be entitled to withdraw cash amounts held in the Indemnity Escrow Fund in reimbursement for reasonable out-of-pocket fees and expenses (including reasonable legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Shareholders’ Representative in performing its duties under this Agreement and the other Transaction Documents as such fees and expenses are incurred. In the event the Escrow Fund is to be distributed to the Common Equity Holders and at the time of such distribution the Shareholders’ Representative reasonably believes that it will incur future out-of-pocket fees and expenses in connection with its duties under this Agreement and other Transaction Documents, the Shareholders’ Representative shall be entitled to reserve an amount of the Escrow Fund it believes is reasonably necessary to cover such future fees and expenses from distribution to the Common Equity Holders.
          (j) Irrevocable Appointment. Subject to Section 10.4(h), the appointment of the Shareholders’ Representative hereunder is irrevocable and any action taken by the Shareholders’ Representative pursuant to the authority granted in this Section 10.4 shall be effective and absolutely binding as the action of the Shareholders’ Representative.
          (k) No Liability to Parent and Merger Sub. Notwithstanding any other provision of the Transaction Documents, in no event shall the Shareholders’ Representative, solely in its capacity as the Shareholders’ Representative, be liable to Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective officers, directors or Affiliates. Additionally, notwithstanding any other provision of the Transaction Documents, in no event shall any of Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective officers, directors or Affiliates be liable to the Shareholders’ Representative, solely in its capacity as the Shareholders’ Representative.
          Section 10.5. Treatment of Payments out of the Escrow Fund. Payments made out of the Escrow Fund pursuant to Section 2.5 or this Article X shall not be deemed Merger Consideration for tax purposes, until such payments are actually received by the Common Equity Holders, unless otherwise required by law, and such agreed treatment shall govern for purposes of this Agreement.
          Section 10.6. Remedies Exclusive.
          (a) Subject to Sections 10.6(b) and 11.3, any enumeration of the rights and remedies of the parties hereto in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized by law or in equity.
          (b) From and after the Closing, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article X, and such indemnification rights shall be the sole and exclusive remedies of the parties subsequent to the Effective Time with respect to any matter in any way relating to this Agreement or its subject matter or arising in connection herewith. To the maximum extent permitted by law, each of the parties hereby waives all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under any laws at common law, in equity or otherwise. Except as provided in this Article X, no claim, action or remedy shall be brought or maintained by any party hereto against any other party hereto, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties, covenants or agreements of any of the parties hereto set forth or contained in this Agreement.
          Section 10.7. Release of the Indemnity Escrow Fund. Each of the Shareholders’ Representative and Parent agree that on May 15, 2012 (the “Release Date”), it will instruct the Escrow Agent to release to the Exchange Agent the then existing Indemnity Escrow Fund less the aggregate amount of the Indemnity Escrow Fund that is subject to one or more claims by a Parent Indemnified Party made in accordance with the Escrow Agreement on or prior to the Release Date.
ARTICLE XI — TERMINATION, AMENDMENT AND WAIVER
          Section 11.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:
          (a) by the mutual written consent of Parent, Merger Sub and the Company;

          (b) by either of the Company, on the one hand, or Parent or Merger Sub, on the other hand, by written notice to the other:
          (i) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits the consummation of the Merger, and such injunction or other action shall have become final and non-appealable; or
          (ii) if the consummation of the Merger shall not have occurred on or before February 28, 2011 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b)(ii) shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;
          (c) by Parent, if the Company shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement and such breach (i) would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b) and (ii) is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of 30 days following notice of such breach to the Company and the Outside Date; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 11.1(c) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or
          (d) by the Company, if Parent or Merger Sub shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement and such breach (i) would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b) and (ii) is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of 30 days following notice of such breach to Parent and the Outside Date; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(d) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement.
          Section 11.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, Merger Sub, the Company, any Common Equity Holder or the Shareholders’ Representative or any of their respective directors, officers, employees, partners, managers, members or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Section 8.3, 8.5, this Section 11.2 and Article XII; provided, however, no termination of this Agreement pursuant to Section 11.1(d) shall prejudice the ability of Parent to seek damages, if any, from the Company for any allegations of actual fraud or breach of this Agreement, including attorneys’ fees and the right to pursue any remedy at law or in equity; provided, further, no termination of this Agreement pursuant to Section 11.1(c) shall prejudice the ability of the Company to seek damages, if any, from Parent for any allegations of actual fraud or breach of this Agreement, including attorneys’ fees and the right to pursue any remedy at law or in equity.

          Section 11.3. Termination Fee. In the event that this Agreement is terminated by the Company, Parent or Merger Sub pursuant to Section 11.1(b)(ii) or the Company pursuant to Section 11.1(d) and all of the conditions to the Closing set forth in Sections 9.1 and 9.2 (other than the condition set forth in Section 9.2(l) and those other conditions that, by their nature, cannot be satisfied until the Closing Date) have been satisfied or waived on or prior to the date of such termination, then Parent shall pay to the Company a fee in the amount equal to $10,000,000 (the “Termination Fee”) (which fee shall be payable within two Business Days after such termination). Notwithstanding anything to the contrary in this Agreement, the Company’s receipt of the Termination Fee from Parent pursuant to this Section 11.3 shall be the sole and exclusive remedy of the Company and its Subsidiaries for any loss suffered as a result of the failure of the Merger to be consummated as a result of a termination of the Agreement in a manner set forth above in this Section 11.3, and upon payment of such amount, no parties hereto shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For avoidance of doubt, under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Termination Fee as a result of a termination of the Agreement in a manner set forth above in this Section 11.3.
          Section 11.4. Amendment. This Agreement may be amended by an instrument in writing signed by Parent, Merger Sub and the Company at any time before or after receipt of the Company Shareholder Approval; provided, however, that after any such Company Shareholder Approval, no amendment shall be made that by law requires further approval by the Shareholders; provided, further, that Article V, Sections 10.2(b) and 10.4 and the second sentence of Section 10.1 may be amended by an instrument in writing signed by Parent, Merger Sub, the Company and the Principal Shareholders.
          Section 11.5. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.
ARTICLE XII — GENERAL PROVISIONS
          Section 12.1. Notices. All notices, requests, claims, demands and other communications under this Agreement, including, for the avoidance of doubt, with respect to Tax Returns, will be in writing and will be deemed given when (a) delivered personally (with written confirmation of receipt), (b) received by overnight courier (providing proof of delivery) or (c) sent via facsimile (providing proof of receipt) to the parties at the following addresses (or at such other address for a party as specified by like notice):

(i) if to the Company, to:
Kaz, Inc.
250 Turnpike Road
Southborough, MA 01772
Attn: Julien Mininberg
Fax: (508) 490-7190
with a copy to:
Center Partners Management LLC
30 Rockefeller Plaza, 50th Floor
New York, NY 10020
Attn: David Jaffe
Facsimile: (212) 332-5801
with a copy to:
Proskauer Rose LLP
1585 Broadway
New York, NY 10019
Attn: Steven L. Kirshenbaum, Esq.
Facsimile: (212) 969-2900
(ii) if to the Shareholders’ Representative, to:
Richard D. Katzman
1325 Sixth Avenue, 28th Floor
New York, NY 10019
Facsimile: (212) 977-8610
with a copy to:
Center Partners Management LLC
30 Rockefeller Plaza, 50th Floor
New York, NY 10020
Attn: David Jaffe
Facsimile: (212) 332-5801
with a copy to:
Proskauer Rose LLP
1585 Broadway
New York, NY 10019
Attn: Steven L. Kirshenbaum, Esq.
Facsimile: (212) 969-2900
(iii) if to Parent or Merger Sub, to:

Helen of Troy Texas Corporation
One Helen of Troy Plaza
El Paso, TX 79912
Attn: Gerald J. Rubin
Facsimile: (915) 225-8001
with a copy to:
Helen of Troy Texas Corporation
One Helen of Troy Plaza
El Paso, TX 79912
Attn: Vincent D. Carson, Esq.
Facsimile: (915) 225-8001
with a copy to:
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201
Attn: W. Crews Lott, Esq.
Facsimile: (214) 965-5989
(iv) if to the Guarantor, to:
Helen of Troy Limited
Clarendon House
Church Street
Hamilton, Bermuda
Attn: Gerald J. Rubin
with a copy to:
Helen of Troy Texas Corporation
One Helen of Troy Plaza
El Paso, TX 79912
Attn: Vincent D. Carson, Esq.
Facsimile: (915) 225-8001
with a copy to:
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201
Attn: W. Crews Lott, Esq.
Facsimile: (214) 965-5989

          Section 12.2. Disclosure Schedules. Information set forth in the schedules to this Agreement (the “Schedules”) is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Company in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to the Company or the Shareholders’ Representative on behalf of the Common Equity Holders. The section number headings in the Schedules correspond to the Section numbers in this Agreement and any information disclosed in any section of the Schedules shall be deemed to be disclosed and incorporated into any other section of the Schedules where such disclosure would be reasonably apparent.
          Section 12.3. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties and any purported assignment without such prior written consent shall be void ab initio.
          Section 12.4. Severability. If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.
          Section 12.5. Certain Definitions. For purposes of this Agreement:
          (a) “Affiliate” means, with respect to any Person, another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.
          (b) “Bank of America Agreements” means that certain (i) Amended and Restated Credit and Security Agreement by and among Kaz, Inc., Kaz USA, Inc., Kaz Canada, Inc., Bank of America, N.A., and the lenders thereto, dated January 31, 2006, as amended, (ii) Credit Agreement by and among Kaz Europe SA, Kaz, Inc., Bank of America, N.A., and the lenders party thereto, dated January 17, 2008, as amended, and (iii) Credit Agreement by and among Kaz (Far East) Limited, Kaz, Inc., Bank of America, N.A. and the lenders party thereto, dated January 31, 2006, as amended.
          (c) “BlackRock” means BlackRock Kelso Capital Corporation, a Delaware corporation.
          (d) “Braun Agreements” means (i) the Trademark License Agreement, effective as of January 1, 2010, as amended, by and between KAZ USA, Inc., a Massachusetts corporation (“Kaz USA”) and Braun GmbH., a German corporation (“Braun”), (ii) the Canadian Trademark License Agreement, effective as of January 1, 2010, as amended, by and between KAZ USA and Braun, and (iii) the Supply

Agreement, dated as of December 8, 2006, as amended, by and among the Company, KAZ Europe SA and Braun.
          (e) “Cash and Cash Equivalents” means all GAAP cash on hand and cash equivalents that are immediately convertible into cash as of immediately prior to the Closing.
          (f) “Certificate of Incorporation” means the Company’s Certificate of Incorporation, as amended through the date of this Agreement.
          (g) “Class A Common Stock” means the Company’s voting class A common stock, par value $100 per share.
          (h) “Class B Common Stock” means the Company’s non-voting class B common stock, par value $100 per share.
          (i) “Class C Common Stock” means the Company’s non-voting class C common stock, par value $100 per share.
          (j) “Code” means the Internal Revenue Code of 1986, as amended.
          (k) “Common Equity Holder” means the Shareholders (including holders of Restricted Common Stock), the Optionholders, the DSU Holders and the Warrantholders.
          (l) “Common Stock” means the Class A Common Stock, the Class B Common Stock and the Class C Common Stock (including Restricted Common Stock).
          (m) “Company DSUs” means any deferred stock unit entitling the holder thereof to receive upon settlement of each such unit a share of Class C Common Stock granted under the Company’s Deferred Stock Unit Plan or otherwise.
          (n) “Company Expenses” shall mean all expenses of the Company, its Subsidiaries and each of the Company’s equity holders incurred or to be incurred in connection with the preparation and execution of this Agreement and the consummation of the transaction contemplated hereby to be consummated on or before the Closing, including fees and expenses incurred in connection with the repayment of Indebtedness, expenses required to satisfy the obligations under Section 8.6(b) and fees and disbursements of the Company’s attorneys, accountants, brokers, finders, investment bankers and other advisors and service providers, payable by the Company.
          (o) “Company Intellectual Property” means all Intellectual Property Rights owned by the Company or any Subsidiary of the Company: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”), (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof (collectively,

“Marks”), and (iii) copyrights and registrations and applications therefore (collectively, “Copyrights”).
          (p) “Company Material Adverse Effect” means any change, effect, event, occurrence or development that directly or indirectly, singly or in the aggregate with other changes, effects, events, occurrences or developments is materially adverse to, or could reasonably be expected to have a materially adverse effect on, (i) the assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company to perform its obligations under this Agreement or to consummate timely the Merger and the other transactions contemplated by this Agreement, except for any such changes, effects, events, occurrences or developments resulting from (A) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners or employees, (B) changes in general economic or political conditions or the securities, credit, foreign exchange or financial markets in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) (except to the extent that such change, effect, event, occurrence or development adversely affects the Company and its Subsidiaries in a substantially disproportionate manner relative to other participants in the their industry), (C) changes in conditions generally applicable to businesses in the same or similar industries as the Company and its Subsidiaries, including (1) changes in laws, regulations, rules, ordinances, policies, mandates, guidelines or other requirements of any Governmental Authority generally applicable to such businesses or industries or (2) changes in GAAP or its application, in each case, except to the extent that such change, effect, event, occurrence or development adversely affects the Company and its Subsidiaries in a substantially disproportionate manner relative to other participants in the their industry, (D) any hurricane, earthquake or other natural disasters, (E) the failure of the Company or any of its Subsidiaries to meet projections or forecasts or (F) changes in currency exchange rates or commodities prices.
          (q) “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled”, “controlling” and “under common control with” have meanings correlative thereto.
          (r) “Encumbrance” means any mortgage, pledge, lien, conditional sale agreement, security title, restriction on transfer or other encumbrance.
          (s) “ERISA Affiliate” means any entity (whether or not incorporated) under common control with the Company or any Subsidiary and which, together with the Company or any Subsidiary, is treated as one employer under Section 414(b), (c), (m) or (o) of the Code.
          (t) “Expense Amount” means an amount in cash equal to $1,000,000.

          (u) “Expense Fund” means the Expense Amount, together with any interest or other income accrued thereon.
          (v) “Fully Diluted Common Stock Amount” means an amount equal to the sum of (i) the aggregate number of shares of Common Stock (including Restricted Common Stock) issued and outstanding as of immediately prior to the Effective Time, (ii) the aggregate number of shares of Class A Common Stock and Class B Common Stock into which all of the issued and outstanding shares of Series A Preferred Stock are convertible immediately prior to the Effective Time in accordance with Article Third Section 2.6 of the Certificate of Incorporation, and (iii) the aggregate number of shares of Company Capital Stock then issuable upon the full exercise (i.e., no net exercises) of all Options, Company DSUs, Warrants, or other rights to subscribe for, purchase or otherwise acquire any Company Capital Stock or any evidences of indebtedness convertible into Company Capital Stock or agreements or contracts or other securities of any other type or form which are convertible into or exchangeable or exercisable for, or grant a Person the right to receive, with or without payment of additional consideration, Company Capital Stock, either immediately at the Effective Time or upon the arrival of a specified date or the happening of a specified event following the Effective Time (whether or not then vested or exercisable and whether or not the date or the event has arrived or occurred), in each case, which are outstanding as of immediately prior to the Effective Time, and in each case whether or not vested.
          (w) “GAAP” means generally accepted accounting principles as applied in the United States on a consistent basis.
          (x) “Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.
          (y) “Honeywell License Agreement” means the Amended and Restated Honeywell Trademark License Agreement, dated September 9, 2004, by and between the Company and Honeywell Intellectual Properties Inc., as amended.
          (z) “Hudson Facility” means the land and buildings owned by the Company and located at 1 Vapor Road, Hudson, New York.
          (aa) “Indebtedness” means (i) any indebtedness or other obligation of the Company or any of its Subsidiaries for borrowed money or arising out of any extension of credit to or for the account of the Company or any of its Subsidiaries (including reimbursement or payment obligations with respect to surety bonds, letters of credit, bankers’ acceptances and similar instruments), whether current, short-term or long-term, secured or unsecured, and all accrued interest, premiums, penalties and other obligations relating thereto, (ii) any indebtedness of the Company or any of its Subsidiaries evidenced by any note, bond, debenture or other security, (iii) any liability of the Company or any of its Subsidiaries with respect to interest rate swaps, collars, caps and similar hedging obligations, (iv) in respect of leases of (or other agreements conveying the right to use) property or other assets which GAAP as in effect on the date of this Agreement requires to be classified and accounted for as capital leases, (v) any indebtedness referred to in clauses (i) through (iv) above of any Person which is, directly or indirectly, guaranteed by the Company or any of its Subsidiaries through an agreement (A) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (B) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, or (C) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered), or any indebtedness referred to in clauses (i) through (iv) above of any Person which is, directly or indirectly, secured by an Encumbrance upon any property or asset owned by, the Company or any of its Subsidiaries.
          (bb) “IRB” means the industrial revenue bond issued by Columbia County Industrial Development Agency in connection with the facility located at Hudson Facility.
          (cc) “IRS” means the Internal Revenue Service of the United States.
          (dd) “Knowledge” means, with respect to the Company, the actual knowledge of Richard Katzman, Robert Kay, Julien Mininberg and Jonathan Kosheff after reasonable inquiry of the Company’s directors, officers and other employees set forth on Schedule 12.5(dd).
          (ee) “Liability” means liabilities, debts or other obligations of any nature, whether known or unknown, absolute, accrued, contingent, liquidated, unliquidated or otherwise, and due or to become due or otherwise.
          (ff) “Losses” of a Person means any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses (including reasonable attorneys’ fees) actually suffered or incurred by such Person; provided, that in no event shall any Person be entitled to indemnification for any exemplary or punitive damages or any multiple of damages or diminution in value.
          (gg) “Net Working Capital” means the consolidated net book value of the current assets (other than Cash and Cash Equivalents) of the Company and its Subsidiaries, as of immediately prior to the Closing, less the consolidated net book value of the current liabilities of the Company and its Subsidiaries, as of immediately prior to the Closing, in each case, without duplication and as determined in accordance with GAAP consistently applied with the application thereof used by the Company in preparing the Financial Statements and otherwise as determined in accordance with the accounting principles, methodologies and procedures used by the Company in preparing the Financial Statements; provided, however, that any Cash and Cash Equivalents that are permitted to be paid as dividends by the Company pursuant to Section 8.10 (but are not so paid) shall be included in the calculation of Net Working Capital.

          (hh) “Option” means any option to purchase shares of Class C Common Stock granted under the Plan.
          (ii) “Parent Material Adverse Effect” means any change, effect, event, occurrence or development that directly or indirectly, singly or in the aggregate with other changes, effects, events, occurrences or developments is materially adverse to or could reasonably be expected to have a material adverse effect on, (i) the assets, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent to consummate timely the Merger and the other transactions contemplated by this Agreement, except for any such changes, effects, events, occurrences or developments resulting from (A) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners or employees, (B) changes in general economic or political conditions or the securities, credit, foreign exchange or financial markets in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) (except to the extent that such change, effect, event, occurrence or development adversely affects the Company and its Subsidiaries in a substantially disproportionate manner relative to other participants in the their industry), (C) changes in conditions generally applicable to businesses in the same or similar industries of Parent and its Subsidiaries, including (y) changes in laws, regulations, rules, ordinances, policies, mandates, guidelines or other requirements of any Governmental Authority generally applicable to such businesses or industries or (z) changes in GAAP or its application, in each case, except to the extent that such change, effect, event, occurrence or development adversely affects the Company and its Subsidiaries in a substantially disproportionate manner relative to other participants in the their industry, (D) any hurricane, earthquake or other natural disasters, (E) the failure of Parent or any of its Subsidiaries to meet projections or forecasts or (F) changes in currency exchange rates or commodities prices.
          (jj) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.
          (kk) “Plan” means the Company’s 2009 Stock Option Plan, as amended.
          (ll) “Post-Closing Period” means any taxable year or period beginning after the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period beginning after the Closing Date.
          (mm) “Pre-Closing Period” means any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date. For purposes of this Agreement, in the case of any taxable year or period of the Company or any of its Subsidiaries which includes the Closing Date (but does not end on that day), (i) Property Taxes allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire taxable year or period multiplied by a fraction, the numerator of which is the number of days during the taxable year or period that are in the Pre-Closing Period and the denominator of which is the number of days in the entire taxable year or period, and (ii) Taxes (other than Property Taxes) of a Company or a Subsidiary for the Pre-Closing Period shall be computed as if such taxable year or period (and the taxable year or period of any entity taxable as a partnership in which the Company or the Subsidiary owns a direct or indirect interest) ended as of the close of business on the Closing Date.
          (nn) “Preferred Converted Common Stock Amount” means the aggregate number of shares of Class A Common Stock and Class B Common Stock into which a share of Series A Preferred Stock is convertible immediately prior to the Effective Time in accordance with Article Third Section 2.6 of the Certificate of Incorporation
          (oo) “Pro Rata Portion” means with respect to each Common Equity Holder, the amount obtained by dividing (i) the aggregate number of shares of Common Stock held by such Common Equity Holder as of immediately prior to the Effective Time (assuming the full exercise (i.e., no net exercises) of all Options, Warrants or other rights to subscribe for, purchase or otherwise acquire any Company Capital Stock or any evidences of indebtedness convertible into Company Capital Stock or agreements or contracts or other securities of any other type or form which are convertible into or exchangeable or exercisable for, or grant such Common Equity Holder the right to receive, with or without payment of additional consideration, Company Capital Stock, either immediately at the Effective Time or upon the arrival of a specified date or the happening of a specified event following the Effective Time (whether or not then vested or exercisable and whether or not the date or the event has arrived or occurred), in each case, as of immediately prior to the Effective Time, the settlement of all Company DSUs and Restricted Common Stock as of immediately prior to the Effective Time and the conversion of all outstanding shares of Series A Preferred Stock immediately prior to the Effective Time) by (ii) the Fully Diluted Common Stock Amount.
          (pp) “Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.
          (qq) “Property Taxes” means real, personal and intangible ad valorem property taxes.
          (rr) “Qualified Representations and Warranties” means the representations and warranties contained in Sections 4.12(k), 4.12(l), 4.13(e), 4.19 and the first sentence of Section 4.15.

          (ss) “Representations and Warranties Termination Date” means May 15, 2012.
          (tt) “Restricted Common Stock” means restricted shares of Class C Common Stock.
          (uu) “Series A Preferred Stock” means the Company’s voting Series A Convertible Preferred Stock, par value $0.01 per share.
          (vv) “Subsidiary” means, with respect to a Person, any corporation more than 50% of whose outstanding voting securities, or any partnership, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by such first Person.
          (ww) “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital gains, franchise, alternative or add-on minimum, estimated, sales, use, goods and services, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, employment, disability, payroll, license, employee or other withholding, contributions or other tax, of any kind whatsoever, including any interest, penalties or additions to tax.
          (xx) “Tax Proceeding” means any Proceeding involving Taxes or Tax Returns.
          (yy) “Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.
          (zz) “Transaction Documents” means this Agreement, the Escrow Agreement, the Shareholder Support Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement.
          (aaa) “Vicks Agreement” means the Consolidated Trademark License Agreement dated as of April 1, 1998 by and between The Procter & Gamble Company, its affiliates and subsidiaries and the Company, as amended.
          (bbb) “Warrantholders” means Centre Capital and BlackRock.
          (ccc) “Warrants” means those warrants to purchase shares of Class B Common Stock as set forth on Schedule 12.5(ccc).
          Section 12.6. Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a

Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
          Section 12.7. Fees and Expenses. Subject to Section 2.4, and except as otherwise set forth in this Agreement, whether or not the Merger is consummated, each of Parent (on behalf of Parent and Merger Sub), on the one hand, and the Company, on the other hand, shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.
          Section 12.8. Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflict of laws thereof.
          Section 12.9. Consent to Jurisdiction. Each of the parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of New York located in the Borough of Manhattan and of the United States District Court for the Southern District of New York and the appropriate appellate courts therefrom (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereby consents to and grants any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12.1 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.
          Section 12.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. Without limiting the generality of the foregoing, the parties agree that (a) the Company shall be entitled to specific performance against Parent and Merger Sub of the obligations of Parent and Merger Sub to consummate the Merger and conduct the Closing upon the satisfaction of the conditions set forth in Sections 9.1 and 9.2, except for those conditions that by their terms would be satisfied on the Closing Date, and (b) Parent shall be entitled to specific performance against the Company of the obligations of the Company to conduct the Merger and consummate the Closing upon the satisfaction of the conditions set forth in Sections 9.1 and 9.3, except for those conditions that by their terms would be satisfied on the Closing Date. Notwithstanding the foregoing or any other provision of the Agreement, the parties acknowledge and agree that the Company shall not be entitled to enforce specifically the obligations of either Parent or the Merger Sub to consummate the Merger and conduct the Closing unless all of the conditions set forth in Sections 9.1 and 9.2 shall have been satisfied or waived (except for those conditions that by their terms would be satisfied on the Closing Date) and the proceeds of the financing contemplated by the Commitment Letter or any Alternative Financing are then available in full pursuant to the Commitment Letter or such Alternative Financing.
          Section 12.11. Mutual Drafting. The parties hereto are sophisticated and have been represented by legal counsel and other advisors throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.
          Section 12.12. Miscellaneous. This Agreement (a) constitutes, together with the Confidentiality Agreement and the Schedules, Exhibits and Annexes attached hereto, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and permitted assigns and is not intended to confer upon any other person (except as set forth below) any rights or remedies hereunder and (c) may be executed in two or more counterparts which together shall constitute a single agreement. Section 8.6, 10.2 and 10.3 are intended to be for the benefit of those persons described therein and the covenants contained therein may be enforced by such persons.
[Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be duly executed as of the date first written above.

PARENT: HELEN OF TROY TEXAS CORPORATION
By:	/s/ Gerald J. Rubin
	Name:	Gerald J. Rubin
	Title:	Chairman, Chief Executive Officer and President

MERGER SUB: KI ACQUISITION CORP.
By:	/s/ Gerald J. Rubin
	Name:	Gerald J. Rubin
	Title:	Chairman, Chief Executive Officer and President

GUARANTOR: Solely for purposes of Article XII and Section 8.20 of this Agreement: HELEN OF TROY LIMITED
By:	/s/ Gerald J. Rubin
	Name:	Gerald J. Rubin
	Title:	Chairman, Chief Executive Officer and President

[Signature Page to Merger Agreement]

COMPANY: KAZ, INC.
By:	/s/ Richard D. Katzman
	Name:	Richard D. Katzman
	Title:	Executive Chairman

SHAREHOLDERS’ REPRESENTATIVE:
/s/ Richard D. Katzman
Richard Katzman

PRINCIPAL SHAREHOLDERS: Solely for purposes of Articles V and X and Sections 8.1, 8.8(e) and 8.12 of this Agreement:
/s/ Richard D. Katzman
Richard D. Katzman

/s/ John Katzman
John Katzman

/s/ Julie Katzman
Julie Katzman

/s/ Lawrence Katzman
Lawrence Katzman

[Signature Page to Merger Agreement]

Solely for purposes of Articles V and X and
Sections 8.1 and 8.8(e) of this Agreement:

CENTRE CAPITAL INDIVIDUAL INVESTORS III, L.P.

By:  Centre Partners III, L.P., as general partner

By:  Centre Partners Management LLC,
       Attorney-in-fact

By:	/s/ David L. Jaffe
	Name:	David L. Jaffe
	Title:	Managing Director

CENTRE CAPITAL OFFSHORE INVESTORS III, L.P. By: Centre Partners III, L.P., as general partner By: Centre Partners Management LLC, Attorney-in-fact
By:	/s/ David L. Jaffe
	Name:	David L. Jaffe
	Title:	Managing Director

CENTRE CAPITAL TAX-EXEMPT INVESTORS III, L.P. By: Centre Partners III, L.P., as general partner By: Centre Partners Management LLC, Attorney-in- fact
By:	/s/ David L. Jaffe
	Name:	David L. Jaffe
	Title:	Managing Director

[Signature Page to Merger Agreement]

Solely for purposes of Articles V and X and Sections 8.1 and 8.8(e) of this Agreement: CENTRE PARTNERS COINVESTMENT III, L.P. By: Centre Partners III, LLC, as general partner
By:	/s/ David L. Jaffe
	Name:	David L. Jaffe
	Title:	Managing Director

CENTRE CARLISLE KAZ, L.P. By: Centre Partners III, LLC, as general partner
By:	/s/ David L. Jaffe
	Name:	David L. Jaffe
	Title:	Managing Director

Solely for purposes of Articles V and X and
Sections 2.2(b), 8.1 and 8.8(e) of this Agreement:

CENTRE CAPITAL INVESTORS III, L.P.

By:  Centre Partners III, L.P., as general partner

By:  Centre Partners Management LLC,
       Attorney-in-fact

By:	/s/ David L. Jaffe
	Name:	David L. Jaffe
	Title:	Managing Director

[Signature Page to Merger Agreement]

ANNEX A
Defined Terms

Term	Section Reference
401(k) Plan	8.17
Accounting Referee	2.5(d)
Affiliate	12.5
Aggregate Option Exercise Price Proceeds	2.2(a)
Aggregate Warrant Exercise Price Proceeds	2.2(b)(iii)
Agreement	Introduction
Alternative Financing	8.13
Appraisal Rights Provisions	3.2(a)
Audited Financial Statements	4.5(a)
Bank of America Agreements	12.5
Business Day	1.4
Braun	12.5
Braun Agreements	12.5
By-Laws	4.1
Cash and Cash Equivalents	12.5
Centre Capital	2.2(b)(i)
Certificate of Incorporation	12.5
Certificate of Merger	1.2
Certificate	2.1(f)
Chosen Courts	12.9
Class A Common Stock	12.5
Class B Common Stock	12.5
Class C Common Stock	12.5
Closing	1.4
Closing Balance Sheet	2.5(a)
Closing Date	1.4
Closing Working Capital	2.5(a)
Closing Working Capital Adjustment	2.5(b)
Closing Statement	2.5(a)
Code	12.5
Commitment Letter	6.7
Common Equity Holder(s)	12.5
Common Stock	12.5
Company	Introduction
Company Board	Recitals
Company DSUs	12.5
Company Capital Stock	2.1
Company Expenses	12.5
Company Indemnified Party	10.3(a)
Company Intellectual Property	12.5

Term	Section Reference
Company Licenses	4.18
Company Material Adverse Effect	12.5
Company Non-Wholly-Owned Subsidiary	9.2(n)
Company Plans	4.9(a)
Company Shareholder Approval	4.24
Confidentiality Agreement	8.3
Continuing Employee	8.7(a)
control	12.5
Copyrights	12.5
De Minimus Claim Threshold	10.2(e)(i)
Deductible	10.2(e)(i)
Dissenting Shares	3.2(a)
DOJ	8.5
DSU Holder(s)	2.2(c)
Effective Time	1.2
Encumbrance	12.5
Environment	4.14
Environmental Laws	4.14
Environmental Representations	10.1
ERISA	4.9(a)
ERISA Affiliate	12.5
Escrow Agent	3.1(a)
Escrow Agreement	3.1(a)
Escrow Amount	3.1(a)
Escrow Fund	3.1(a)
Estimated Closing Balance Sheet	2.4(a)
Estimated Working Capital	2.4(a)
Estimated Working Capital Adjustment	2.4(b)
Excess Claims	2.5(f)
Exchange Agent	3.1(a)
Expense Amount	12.5
Expense Fund	12.5
Final Closing Adjustment	2.5(c)
Financial Statements	4.5(b)
Foreign Plan	4.9(h)
Form 8-K	8.15(a)
Form 8-K Financial Statements	8.15(a)(i)
FTC	8.4
Fully Diluted Common Stock Amount	12.5
Fundamental Representations	10.1
GAAP	12.5
General Enforceability Exceptions	4.1
Governmental Authority	12.5
Guaranteed Obligations	8.20
Guarantor	Introduction
Hazardous Material	4.14

Term	Section Reference
Honeywell License Agreement	12.5
HSR Act	4.4
Hudson Facility	12.5
Identified Tax Refunds	8.8(c)
Improvements	4.10(a)(ix)
Indebtedness	12.5
Indemnification by Company Cut-Off Date	10.2(e)(iv)
Indemnification by Parent Cut-Off Date	10.3(b)
Indemnified Parties	8.6(c)
Indemnity Claim	10.4(a)
Indemnity Escrow Amount	3.1(a)
Indemnity Escrow Fund	3.1(a)
Insurance Policies	4.15
Interim Balance Sheet	4.5(b)
Involuntarily Terminating Employee	8.7(a)
IRB	12.5
IRS	12.5
KAZ USA	12.5
Knowledge	12.5
Leased Real Property	4.10(a)
Lease(s)	4.10(a)
Leased Premises	8.19
Liability	12.5
Losses	12.5
Marks	12.5
Merger	Recitals
Merger Sub	Introduction
Merger Consideration	2.1(e)
Monthly Expenses	8.19
Most Recent Balance Sheet	4.5(a)
Net Working Capital	12.5
Non-Compete Period	8.12(a)
NYBCL	Recitals
Option	12.5
Optionholder(s)	2.2(a)
Outside Date	11.1(b)(ii)
Owned Real Property	4.10(a)
Parent	Introduction
Parent Material Adverse Effect	12.5
Parent Indemnified Party	10.2(a)
Patents	12.5
Permitted Exceptions	4.10(b)
Person	12.5
Plan	12.5
Post-Closing Period	12.5
Pre-Closing Period	12.5

Term	Section Reference
Preferred Converted Common Stock Amount	12.5
Price Per Common Share	2.1(c)
Principal Shareholders	Introduction
Pro Rata Portion	12.5
Proceeding	12.5
Property Taxes	12.5
Proportionate Share	8.19
Proskauer	8.18
Qualified Representations and Warranties	12.5
Release	4.14
Release Date	10.7
Representations and Warranties Termination Date	12.5
Restricted Common Stock	12.5
Review Period	2.5(a)
Schedules	12.2
Series A Preferred Stock	12.5
Severance Policies	8.7(a)
Shareholder Materials	8.1(a)
Shareholder Support Agreement	8.1(c)
Shareholders’ Representative	Introduction
Shareholder(s)	2.1
Sponsor	6.4
Subject Shareholder	8.12(a)
Subsidiary	12.5
Surviving Corporation	1.1
Target Working Capital	2.4(b)
Tax(es)	12.5
Tax Covenants	10.1
Tax Proceeding	12.5
Tax Representations	10.1
Tax Returns	12.5
Terminated Employee	8.7(a)
Termination Fee	11.3
Total Option Proceeds	2.2(a)
Total DSU Proceeds	2.2(c)
Transaction Documents	12.5
Transfer Taxes	8.8(e)
Vicks Agreement	12.5
WARN	4.11(a)
Warrantholders	12.5
Warrants	12.5
Working Capital Escrow Amount	3.1(a)
Working Capital Escrow Fund	3.1(a)

A-4